SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(ニューヨーク・カリフォルニア州法)

SKADDEN ARPS LAW OFFICE
SKADDEN ARPS FOREIGN LAW OFFICE
(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER 21ST FLOOR
1-6-1, ROPPONGI
MINATO-KU, TOKYO 106-6021 JAPAN

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April 28, 2006

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Exemption Pursuant to Rule 12g3-2(b) for
GMO Internet, Inc. (the "Issuer"): File No. 82-34950

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

All information and documents furnished hereby are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Kenju Watanabe

Enclosures

dlw 5/2

EXHIBIT A

Summary of Non-Consolidated Financial Statements for the Third Quarter of the Term ending December 2005

November 14, 2005

Name of Listed Company: GMO Internet, Inc.
Exchange: First Section of Tokyo Stock Exchange
Code: 9449
Head Office Address: Tokyo
(URL http://www.gmo.jp)
Representative: Position: President & Representative director
Name: Masatoshi Kumagai
Contact: Position: Executive Director
Name: Masashi Yasuda
Telephone: 81-3-5456-2555
Date of Board Meeting: November 14, 2005
Is interim dividend system available: Yes
Is stock trade unit adopted: Yes (one stock trade unit: 100 shares)

1. Results for Third Three Months of the Term Ending December 2005 (from January 1, 2005 to September 30, 2005)
(Note) The figures shown in this quarterly financial statement have not been audited.

(1) Financial results (Amounts rounded down to the nearest one million yen)

	Sales		Operating profit		Ordinary profit	
	Million yen	%	Million yen	%	Million yen	%
Third quarter of 2005	7,555	(28.4)	809	(30.1)	1,245	(38.8)
Third quarter of 2004	5,884	(8.5)	622	(−2.4)	897	(36.6)
December 31, 2004	8,207		1,011		1,315	

	Current profit		Current profit per share	
	Million yen	%	Yen	Sen
Third quarter of 2005	1,089	(−33.9)	17	78
Third quarter of 2004	1,647	(411.1)	29	43
December 31, 2004	2,198		38	75

(Note) 1. Average outstanding shares during the term (consolidated): third quarter of 2005: 61,267,782 shares, third quarter of 2004: 55,958,428 shares, term ended December 2004: 56,315,494 shares
2. Change in accounting policies: None
3. Percentages shown for sales, operating profit, ordinary profit and current net profit indicate the rate of increase or decrease compared to the previous year
4. The number of average outstanding shares during this term does not indlude the number of treasury shares.

(2) Financial conditions (Amounts rounded down to the nearest one million yen)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share	
	Million yen	Million yen	%	Yen	Sen
Third quarter of 2005	50,355	11,954	23.7	193	19
Third quarter of 2004	16,842	11,164	66.3	190	34
December 31, 2004	17,861	12,088	67.7	197	64

(Note) 1. Number of total outstanding shares: third quarter of 2005: 62,031,378 shares, third quarter of 2004: 59,247,288 shares, term ended December 2004: 61,601,988 shares
2. Number of treasury shares at end of term: third quarter of 2005: 151,740 shares, third quarter of 2004: 596,614 shares, term ended December 2004: 523,614 shares

2. Projections of business results for term ending December 2005 (from January 1, 2005 to December 31, 2005)

	Sales	Ordinary profit	Current net profit	Annual dividend per share		
				Interim dividend	Final dividend	
	Million yen	Million yen	Million yen	Yen Sen	Yen Sen	Yen Sen
Full year	10,000	1,500	1,200	3 00	3 00	6 00

(Reference) Anticipation for current net profit per share (Full year): 19.58 yen
(Note) Since the business environment surrounding the Group is subject to significant change in a short period of time the results that will actually be released may differ from the projections.

3. Financial Statements, etc

(1) Balance Sheet (Not audited) (Unit: thousand yen)

Item \ Term	As of September 30, 2004: End of the previous year's third quarter		As of September 30, 2005: End of the current year's third quarter		As of December 31, 2004 Balance Sheet Summary in the previous fiscal year	
	Amount	Composition	Amount	Composition	Amount	Composition
		%		%		%
(Assets)						
I. Current Assets						
1 Cash and deposits	6,573,739		11,152,609		5,359,141	
2.Trade account receivable	1,092,330		1,096,949		1,337,458	
3. Supplies	2,498		3,602		2,887	
4.Shortterm loans receivable	342,200		1,030,686		767,479	
5 Deferred tax asset	332,611		130,745		251,040	
6. Other assets	311,464		303,191		304,666	
Allowance for doubtful debts	–315,150		–238,209		–279,059	
Total Current Assets	8,339,693	49.5	13,479,575	26.8	7,743,615	43.4
II. Fixed assets						
1.Tangible fixed assets						
(1) Building	42,182		51,129		44,125	
(2) Tools and equipment	35,575		86,368		68,932	
(3) Other tangible fixed assets	2,083		1,300		2,111	
Total Tangible Fixed Assets	79,842	0.5	138,798	0.3	115,169	0.6
2. Intangible fixed assets						
(1) Goodwill	486,954		360,670		443,902	
(2) Software	97,663		103,470		88,700	
(3) Software suspense account	14,279		222,829		75,141	
(4) Telephone subscription right	36,357		38,805		38,805	
(5) Other intangible fixed assets	92,776		87,196		90,359	
Total of intangible fixed assets	728,031	4.3	812,974	1.6	736,910	4.1
3.Investments and other assets						
(1) Investments in securities	2,357,904		3,959,405		2,591,603	
(2) Affiliated company's stocks	3,770,894		29,556,580		4,645,789	
(3) Long-term loans receivable	634,850		1,571,200		1,025,360	
(4) Deposit	462,797		320,629		469,132	
(5) Deferred tax asset	535,658		579,622		412,761	
(6) Others	113,881		105,811		130,353	
(7) Allowance for investment losses	—		–163,062		—	
(8) Allowance for bad debt	–180,850		–5,790		–8,940	
Total investment and other assets	7,695,137	45.7	35,924,397	71.3	9,266,060	51.9
Total of fixed assets	8,503,010	50.5	36,876,169	73.2	10,118,139	56.6
Total of assets	16,842,703	100.0	50,355,744	100.0	17,861,754	100.0

(Unit: thousand yen)

Item / Term	As of September 30, 2004: End of the previous year's third quarter		As of September 30, 2005: End of the current year's third quarter		As of December 31, 2004 Balance Sheet Summary in the previous fiscal year	
	Amount	Composition	Amount	Composition	Amount	Composition
		%		%		%
(Liabilities)						
I. Current liabilities						
1. Short-term debt	2,178,000		—		2,178,000	
2. Accrued amount payable	771,165		6,834,965		1,003,554	
3. Accrued expenses	188		7,394		222	
4. Accrued corporation tax, etc	1,413,500		118,000		1,361,000	
5. Advance money	1,026,085		173,273		149,082	
6. Allowance for bonuses	21,493		29,620		10,538	
7. Other liabilities	45,526		140,525		840,144	
Total of current liabilities	5,455,958	32.4	7,303,779	14.5	5,542,541	31.0
II. Fixed liabilities						
1. Convertible bonds with stock acquisition rights	—		31,000,000		—	
2. Deposit received for guarantee	222,635		97,410		230,615	
Total of fixed liabilities	222,635	1.3	31,097,410	61.8	230,615	1.3
Total of liabilities	5,678,593	33.7	38,401,189	76.3	5,773,156	32.3
(Shareholder's Equity)						
I. Capital stock	3,311,130	19.7	3,311,130	6.6	3,311,130	18.5
II. Capital reserve						
1. Capital reserve	5,043,161		5,238,528		5,207,835	
2. Other capital surplus						
Gain or loss on disposal of treasury shares	69,796		109,443		76,312	
Total capital surplus	5,112,958	30.3	5,347,972	10.6	5,284,148	29.6
III. Earned surplus						
1. Earned reserve	13,600		13,600		13,600	
2. Voluntary reserve						
Special reserve	700,000		700,000		700,000	
3. Unappropriated retained earnings	2,183,521		2,594,745		2,735,219	
Total earned surplus	2,897,121	17.2	3,308,345	6.6	3,448,819	19.3
IV. Other gaps in appraisal of securities	—	—	27,192		182,377	1.0
V. Own stocks	−157,100	−0.9	−40,085	−0.1	−137,877	−0.7
Total of shareholders' equity	11,164,109	66.3	11,954,555	23.7	12,088,597	67.7
Total of liabilities shareholders' equity	16,842,703	100.0	50,355,744	100.0	17,861,754	100.0

(2) Profit and Loss Statement (Not audited)

(Unit: thousand yen)

Item \ Term	Accounting period in the previous term (from January 1, 2004 to September 30, 2004)		Accounting period in this term From January 1, 2004 to September 30, 2005		Profit and loss statement summary in the previous fiscal year From January 1, 2004 to December 31, 2004	
	Amount	Composition	Amount	Composition	Amount	Composition
		%		%		%
I. Operating revenue	5,884,852	100.0	7,555,350	100.0	8,207,273	100.0
II. Business expenses	3,344,267	56.8	5,057,469	66.9	4,735,060	57.7
III. Sales and general administrative expenses	1,918,358	32.6	1,688,117	22.4	2,460,717	30.0
Operating profit	622,227	10.6	809,764	10.7	1,011,495	12.3
IV. Non-operating revenue	288,043	4.9	508,022	6.7	325,144	4.0
V. Non-operating expenses	12,423	0.2	71,814	0.9	20,714	0.3
Ordinary profit	897,847	15.3	1,245,972	16.5	1,315,925	16.0
VI. Extraordinary profit	3,177,944	54.0	717,720	9.5	3,177,944	38.7
VII. Extraordinary loss	869,452	14.8	270,010	3.6	708,964	8.6
Current net profit before adjustment of taxes	3,206,339	54.5	1,693,683	22.4	3,784,905	46.1
Corporate tax, residential tax and business tax	1,786,971	30.4	544,016	7.2	1,734,492	21.1
Amount of adjustment, such as corporate tax	−227,674	−3.9	60,297	0.8	−148,327	−1.8
Current period net profit	1,647,042	28.0	1,089,369	14.4	2,198,740	26.8

Summary of Consolidated Financial Statement for the Third Quarter of the Term Ending December 2005

November 14, 2005

Name of Listed Company: **GMO Internet, Inc.** Exchange: First Section of Tokyo Stock Exchange

Code: 9449 Head Office Address: Tokyo

(URL http://www.gmo.jp)

Representative: Position: President & Representative director Name: Masatoshi Kumagai

Contact: Position: Executive Director Name: Masashi Yasuda Telephone: 81-3-5456-2555

Date of Board Meeting: November 14, 2005

Whether US GAAP is applied: None

1. Consolidated Results for Third Three Months of the Term Ending December 2005 (from January 1, 2005 to September 30, 2005)
   (Note) The figures shown in this quarterly financial statement have not been audited.

(1) Consolidated financial results (Amounts rounded down to the nearest one million yen)

	Sales		Operating profit		Ordinary profit	
	Million yen	%	Million yen	%	Million yen	%
Third quarter of 2005	25,713	(60.5)	2,453	(36.1)	2,318	(28.5)
Third quarter of 2004	16,025	(39.5)	1,803	(20.4)	1,803	(29.5)
December 31, 2004	23,561		2,804		2,805	

	Current profit		Current profit per share		Current net profit per share diluted	
	Million yen	%	Yen	Sen	Yen	Sen
Third quarter of 2005	1,100	(–42.5)	17	96	17	85
Third quarter of 2004	1,915	(208.9)	34	23	33	32
December 31, 2004	2,563		44	81	44	16

(Note) 1. Equity in earning or loss of investees: third quarter of 2005: 0 million yen, third quarter of 2004: 0 million yen, term ended December 2004: 0 million yen

2. Average outstanding shares during the term (consolidated): third quarter of 2005: 61,267,782 shares, third quarter of 2004: 55,958,428 shares, term ended December 2004: 56,315,494 shares

3. Change in accounting policies: Yes

4. Percentages shown for sales, operating profit, ordinary profit and current net profit indicate the rate of increase or decrease compared to the previous year

(2) Consolidated financial conditions

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share	
	Million yen	Million yen	%	Yen	Sen
Third quarter of 2005	85,760	14,076	16.4	227	48
Third quarter of 2004	26,541	12,592	47.4	214	70
December 31, 2004	27,896	13,350	47.9	217	93

(Note) Number of total outstanding shares (consolidated): third quarter of 2005: 61,879,638 shares, third quarter of 2004: 58,650,674 shares, term ended December 2004: 61,078,374 shares

(3) Consolidated cash flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Million yen	Million yen	Million yen	Million yen
Third quarter of 2005	–991	–17,561	29,686	22,470
Third quarter of 2004	1,523	298	1,724	12,108
December 31, 2004	2,436	–1,112	1,439	11,319

(4) Matters concerning the scope of consolidation and the application of the equity method
Number of consolidated subsidiaries: 25, Number of non-consolidated equity method companies: 0, Number of affiliated equity method companies: 0

(5) Change in the scope of consolidation and the application of the equity method
Number of newly consolidated companies: 6, Number of companies excluded from consolidation: 5, Number of companies newly subject to the equity method: 0, Number of companies excluded from application of the equity method: 0

2. Projections of consolidated business results the term ending December 2005

	Sales	Ordinary profit	Current net profit
	Million yen	Million yen	Million yen
Full year	38,000	4,500	2,000

(Reference) Anticipation for current net profit per share (Full year): 32.70 yen

(Note) Since the business environment surrounding the Group is subject to significant change in a short period of time the results that will actually be released may differ from the projections.

Status of the Corporate Group

The GMO Internet Group consists of GMO Internet, Inc. ("the Company") and its 25 subsidiaries. Under the corporate slogan, "Internet for Everyone," we have been providing Internet use support (Internet Infrastructure Business) and Internet advertising support (Media Business), adding the Internet Finance Business to our operating portfolio from the current fiscal year.
Until the previous fiscal year, our businesses had been classified into the Internet Use Support Business (Internet Infrastructure Business) and the Internet Advertising Support Business (Media Business), but this fiscal year the Internet Finance Business was established as a new segment. The businesses of the Group and the positioning of those businesses are as follows, and the business classification is the same as the business classification used in the segment information by business type.

Business classification	Major operations		Major company
Internet Use Support Business (Internet Infrastructure Business)	Access operations	Internet access service (Note 1)	Company
	Domain acquisition	Domain acquisition service (Note 2) Service offering the "*internetnumber*"	Company INTERNET NUMBER CORPORATION Paperboy&co. Solis Corporation
	Web Hosting operations	Rental server service (hosting service) (Note 3)	Company GMO HOSTING & SECURITY, INC. (Former GMO Hosting and Technologies, Inc.) Paperboy&co. WEBKEEPERS, INC. @YMC CORPORATION
	Website construction and support	Website construction, operations support service, systems consulting service	Company Grandsphere Co., Ltd. GMO blog, Inc.
	Security operations	Information security and personal, corporate and organization authentication systems for the Internet	GeoTrust Japan, inc.
	Settlement operations	Credit card billing service	GMO Payment Gateway, Inc.
	Enterprise communications	Enterprise communications-related services	GMO Communications Inc. Telecom Online K.K.
	Other business	Organization aimed at information gathering, research and promotion of advanced Internet technologies	GMO Research Institute Inc.
Internet Advertising Support Business (Media Business)	Internet media construction	Development and operation of Internet advertising media including mailing lists (Note 4), Opt-in Mail services, wall-paper, bulletin boards, etc.	Tea Cup Communication, Ltd. GMO Media Inc. (FormerGMO Mobile&Desktop Inc.) GMO Affiliate, Inc.
	Internet advertising sales	Sale of advertisements in which advertisements offering employment and Internet advertising media such as mail magazines (Note 5) and opt-in mail (Note 6) are the major media for advertising	Magclick Inc. San Planning Corporation
	Jword operations	JWord (keywords in Japanese) service (Note 7)	Company Mag Click Co., Ltd. GMO Communications Inc. JWord Inc. (Former AccessPort Inc.)
	Online gaming	Planning and management of online games	Net Clue, Inc. GMO interTAINMENT, Inc.
	Other business	Provision of Internet research systems and the management and operation of research monitors	GMO Research, Inc. (Former GMO Media and Solutions Inc.)

Internet Finance Business	Personal finance operations	Personal finance operations	ORIENT CREDIT CO., LTD.

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

Note 1. The service is branded interQ MEMBERS, BB plus and Bekkoame.

Note 2. This service is branded as Onamae.com and covers procedures for registration and renewal of domain names. Domain names are identifiers for computers or networks on the Internet, such as ".com," ".net," and ".co.jp," which serve as addresses.

Note 3. This service leases part of the disk space of a server that provides information on the Internet. Currently, the service operates under such brand names as BROARD SERVER, interQ Office, Marugoto Server, ISLE, Rapidsite, and Lolipop.

Note 4. This is a system in which information on a specific subject is exchanged between specific people by email.

Note 5. Mail magazines are reading material that publishers regularly distribute to subscribers by email.

Note 6. Opt-in mail is a form of email advertisement. Under this system, users who wish to receive the opt-in mails subscribe to the service and register in advance for the categories of information that they wish to receive. Advertising companies distribute their advertisements directly to the subscribers in the categories that they specified. This service is distinguished from spam, as users make a prior agreement that the opt-in mail is addressed to them.

Note 7. Jword is a service in which users are able to directly access to websites and results of search by directly in putting some Japanese keyword, such as a company name, a product name or a service name, in the address bar on the browser instead of URL on PC where the plug-in is installed.

List of Consolidated Subsidiaries

Company Name	Percentage of voting rights or equity share held	Category	Business Details
GMO Communications Co., Ltd. (*14)	100.0%	Consolidated subsidiary	Enterprise communications and Internet-related business
GMO Research Institute Inc.	100.0%	Consolidated subsidiary	Organization aimed at information gathering, research and promotion of advanced Internet technologies
Net Clue Japan, Inc.	100.0%	Consolidated subsidiary	Planning and management of online games
Telecom Online K. K. (*14)	100.0%	Consolidated subsidiary	Enterprise communications and Internet-related business
Payment-One, Inc. (*1)	100.0%	Consolidated subsidiary	Operation and provision of online credit network for credit cards
Solis Corporation (*2) (*14)	100.0%	Consolidated subsidiary	Domain acquisition business
GMO interTAINMENT, Inc. (*3)	100.0%	Consolidated subsidiary	Planning and management of online games
GMO blog, Inc. (*4)	100.0%	Consolidated subsidiary	Management and operation of blog systems
ORIENT CREDIT CO., LTD. (*5)	94.7%	Consolidated subsidiary	Personal finance operations
Grandsphere Co., Ltd.	92.5%	Consolidated subsidiary	System consulting business
GMO Media Inc. (Former GMO Mobile&Desktop Inc.) (*6)	81.6%	Consolidated subsidiary	Service to provide, develop and operate "wallpaper," an information and ads distribution system for desktops and diverse mail media
GMO Research, Inc. (Former GMO Media and Solutions Inc.) (*6)	81.0%	Consolidated subsidiary	Research business
INTERNET NUMBER CORPORATION	69.6%	Consolidated subsidiary	Service offering the "*internetnumber*"
AccessPort Inc. (Current JWord Inc.)	62.7%	Consolidated subsidiary	Jword (keywords in Japanese) service

GMO HOSTING & SECURITY, INC. (*7) (Former GMO Hosting and Technologies, Inc.)	62.5%	Consolidated subsidiary	Web hosting business
GMO Payment Gateway, Inc. (*8)	52.8%	Consolidated subsidiary	Operation and provision of online credit network for credit cards
GMO Affiliate, Inc. (*9)	51.0%	Consolidated subsidiary	Affiliate services
Paperboy & Co.	50.2%	Consolidated subsidiary	Web hosting business for individual users
Mag Click Co., Ltd.	43.2%	Consolidated subsidiary	Internet advertising business
GeoTrust Japan, inc.	97.1% (97.1%)	Consolidated subsidiary	Information security and personal, corporate and organization authentication systems for the Internet
Net Clue Korea, Inc.	100.0% (100.0%)	Consolidated subsidiary	Planning and management of online games
@YMC CORPORATION (*10)	100% (100.0%)	Consolidated subsidiary	Web hosting business
WEBKEEPERS,INC. (United States)	70.0% (70.0%)	Consolidated subsidiary	Web hosting business
San Planning Corporation	67.0% (67.0%)	Consolidated subsidiary	Advertisement agency business
Tea Cup Communication, Ltd.	51.0% (51.0%)	Consolidated subsidiary	Internet community service

(*)

1. Payment-One, Inc. is an inactive company following management integration through the transfer of business to GMO Payment Gateway, Inc.
2. Solis Corporation became a consolidated subsidiary in September 2005 when the Company acquired its shares through the stock exchange.
3. GMO interTAINMENT, Inc. has become a consolidated subsidiary in the current fiscal year, because of an increase in its significance.
4. GMO blog, Inc. became a consolidated subsidiary in November 2004 when the Company acquired all of its shares through the stock exchange.
   Forval Co.,Ltd., the corporate name before the acquisition, has been changed to GMO blog, Inc.
5. ORIENT CREDIT CO., LTD. became a consolidated subsidiary in September 2005 when the Company acquired its shares.
6. Part of the business of GMO Media and Solutions Inc. was transferred to GMO Mobile&Desktop Inc. in May 2005 through a spin-off. Because of this transfer, the name was changed from GMO Media and Solutions Inc. to GMO Research Inc. and from GMO Mobile&Desktop Inc. to GMO Media Inc. on the same day.
7. In February 2005, GMO Hosting and Technologies, Inc. (now GMO HOSTING & SECURITY, INC.), a consolidated subsidiary, as surviving company merged with Discount-Domain.com Inc., another consolidated subsidiary.
8. GMO Payment Gateway, Inc. was listed on the Tokyo Stock Exchange Mothers Market on April 4, 2005.
9. GMO Affiliate, Inc. was established on April 25, 2005.
10. @YMC CORPORATION became a consolidated subsidiary in February 2005 after a stock acquisition by GMO Hosting and Technologies, Inc. (current GMO HOSTING & SECURITY, INC.), another consolidated subsidiary.
11. E-sumai Inc., which had been a consolidated subsidiary, was merged into Next Co., Ltd., the surviving company, as of April 1, 2005, and E-sumai Inc. was dissolved.
12. As of January 1, 2005, the Company as a surviving company merged with CCS Holding Co., Ltd., i's Factory, Ltd. and 3721 Soft Inc., which had been consolidate subsidiaries.
13. The figures in parentheses denote the percentage of indirect ownership.
14. As of January 1, 2006, the Company as a surviving company will merge with three companies: GMO Communications Co., Ltd, Telecom Online K. K., and Solis Corporation.

[Business Organization Chart] The organization chart of the businesses is as follows:


Internet Use Support Business
(Internet Infrastructure Business)
Company
GMO HOSTING & SECURITY, INC.
WEBKEEPERS, INC.
@YMC CORPORATION
Paperboy & co.
INTERNET NUMBER CORPORATION
Solis Corporation
Grandsphere Co., Ltd.
GeoTrust Japan, Inc.
GMO Payment Gateway, Inc.
Payment-One, Inc.
GMO blog, Inc.
GMO Research Institute Inc.
GMO Communications Co., Ltd.
Telecom Online K. K.
Internet Advertising Support Business (Media Business)
GMO Media Inc.
Tea Cup Communication, Ltd.
GMO Affiliate, Inc.
Mag Click Co., Ltd.
GMO San Planning INC.
Net Clue Japan, Inc.
Net Clue, Inc.
GMO interTAINMENT, Inc.
GMO Research, Inc.
JWord Inc. (Former AccessPort Inc.)
Internet Finance Business
ORIENT CREDIT CO., LTD.
Consolidated

Management Policy

1. Basic management policy

Under the slogan, "Internet for Everyone" and with our tireless entrepreneurial imagination, our Group focuses its management resources on providing an Internet platform, including an Internet infrastructure and service infrastructure. With a view to creating sustainable corporate value, we provide an organic combination of the Internet Use Support Business (Internet Infrastructure Business) and Internet Advertising Support Business (Media Business), and strive to establish an Internet Media Group in which each of these parts works in synergy so that our corporate activities contribute to society through the creation of an Internet culture and industry. In the current fiscal year, we added the Internet Finance Business to our operating portfolio to improve our corporate value through synergy with existing Internet businesses.

Management philosophy: We believe the following concepts are important to our staff, and are committed to sharing them.

o Basic principle: The Internet for Everyone

1. Dream (To what are you dedicating your life?)
   - ⇨ To obtain a dominant position (either the largest market share or the sole player) in the Internet sector.
2. Vision (Where do we find a goldmine?)
   - ⇨ In the ongoing digital revolution, we will concentrate our management resources on providing an Internet platform to make substantial profits.
3. Philosophy (What is our purpose?)
   - ⇨ Our activities create a new Internet culture and industry to contribute to society. We also make you smile and we touch your hearts.

2. Basic Policy Concerning Distribution of Profits

For the distribution of profits, while our basic policy is to return profits according to the earnings situation, we have adopted a policy of deciding on the distribution of profits, focusing on the continuation of long-term, stable dividends as well as giving consideration to improving retained earnings to enable us to bolster our corporate strength and prepare for future business developments in a comprehensive way.

Based on this dividend policy, in the term ending December 2005, the Company plans to pay an interim dividend of three yen per share and a final dividend of three yen per share, totaling six yen per share.

3. Position and policy on lowering the unit of investment

The Company lowered the number of stocks per unit from 500 to 100 in February 2004, to increase the liquidity of stocks and expand the range of investors. Moreover, the Company executed a 2-for-1 stock split in August 2004. In reviewing the unit of investment in future, we will carefully study the cost and effect of any change in consideration of performance and market demands.

4. Target Management Indices

We emphasize the ratio of recurring profit to sales as a managerial index, which serves as a gauge of profitability. We have not currently set or announced any short-term target but we intend to continue to aim for further improvement.

5. Medium-to-Long Term Management Strategy

The Group offers all manner of services such as access, domain acquisition, rental servers, website creation and support, online settlement, security, and Internet advertising, etc., under the marketing and advertising slogan of "Becoming Japan's Internet Division." In other words, the Group is the only group in Japan providing comprehensive Internet services, backed by our development and operation of our own one-stop services necessary for enterprises to both use the Internet and to attract customers, and our powerful sales framework. We currently have approximately 440,000 corporate and entrepreneurial customers using our services, particularly our domain acquisition and server services. The basic strategy is to bolster our earnings sources by encouraging the use of the Internet by corporate customers through a further expansion of the corporate customer base.

In the fiscal year under review, we operated the JWord business by consolidating JWord Inc.

This business provides services enabling the display of major search sites such as Yahoo!JAPAN and provides users with direct navigation to websites through the search on the address bar of a web browser, based on an alliance with the leading portal site Yahoo!JAPAN. We consider this a major business for the future.

Moreover, we consolidated ORIENT CREDIT CO., LTD., which provides personal finance services, in September 2005. As the personal finance service has high affinity with the Internet, the combination of ORIENT CREDIT with the Group's Internet business will improve our ability to attract more customers and bolster user convenience and

will further bolster the income base of the Group.
We will endeavor to continue to expand corporate value and the business base as an integrated Internet company by entering into the financial business, in addition to the synergy between the existing businesses and the JWord business.

6. Issues for the Company

(1) Improving management efficiency through reorganization of the corporate group

Although the businesses of the Group have expanded significantly with the acquisition of management resources through an M&A strategy, we believe that a future issue for us is to efficiently use the management resources that we have acquired.

We will continue our initiatives to improve the efficiency of Group management in the future, and will take full advantage of our management resources by seeking synergies among our businesses.

(2) Improving selling power by diversifying the sales channel

The Group's marketing is conducted with a focus on "pull-type marketing" (the method of attracting customers primarily through Internet advertising), and we benefit from our accumulated expertise in this field. We will continue to use pull-type marketing as our primary marketing technique, but we also plan to continue to work on bolstering our sales system target enterprise customers, but expanding facilities and increasing personnel at call centers, etc.

(3) Improving customer satisfaction

Given a future in which competition in the Internet sector will become even tougher, we believe that improving the level of customer satisfaction is essential for encouraging customers to continue to use our services. The entire Company will work as one to bolster customer satisfaction. It will do this by improving the quality of service, strengthening customer support systems, and promoting communications with customers so that they feel pleased and grateful with our services.

7. Basic position on establishment of an administrative organization (corporate governance) and status of measures in this respect

(Basic stance on corporate governance)

The Company understands that its most important challenge is to increase the soundness and transparency of its business administration and to make flexible managerial decisions and achieve appropriate management to ensure a continuous increase in corporate value.

(Measures taken for corporate governance)

(1) The status of the administrative organization responsible for corporate managerial decision-making, execution and supervision and other corporate governance structures

In the Company, the Board of Directors and the Board of Auditors are responsible for auditing and supervising operations. The Board of Directors consists of 12 directors and makes decisions on issues specified in management policies and in laws and regulations, as well as on important management affairs. Positioned as the supervisory organization on business operations, it carries out appropriate and swift managerial decision-making.

The Board of Auditors consists of three auditors, two of whom are outside auditors. The auditors attend meetings of the Board of Directors and other important meetings and inspect the operational and financial situation in accordance with the regulations of the Board of Auditors to examine the performance of directors.

(2) Human relations, capital or trading relationships and other interests between the Company and its outside auditors

None of the Company's outside auditors has any relationship of interest of concern to the Company.

(3) Initiatives over the past twelve months to strengthen corporate governance

The Company makes decisions on important management matters and reviews business conditions at meetings of the Board of Directors, which are held four times a month. It deliberates on matters promptly and properly under the strict supervision of the Board of Statutory Auditors. The Company has also established an Internal Audit Office which carries out internal audits on the conduct of business and the status of control, and also evaluates and makes suggestions to Group companies.

The Company will endeavor to further strengthen its system of disclosure to ensure fuller disclosure of accurate information on the Internet in a timely manner.

Business Results and Financial Conditions

1. Business Results

We report here the business results and financial situation for the first nine months of the term ending December 2005 (from January 1, 2005 to September 30, 2005).

(1) General business conditions

During this quarter, the Japanese economy continued to show signs of economic recovery with a recovery in corporate plant and equipment investment and an increase in share prices, etc. In the Internet market, which is the arena in which the Group operates, the number of users of broadband services reached 20,570,000 in Japan at the end of June 2005. The Internet environment is now firmly established, and Internet use continues to grow (*).

In these circumstances, the Group has continued to focus on strengthening its sales power and improving its services in all business fields, aiming at becoming the number one company in providing an Internet platform, including an Internet infrastructure and service infrastructure, under the slogan "The Internet for Everyone." In the Internet Use Support Business (Internet Infrastructure Business), in February 2005 we made @YMC CORPORATION a consolidated subsidiary in an attempt to strengthen our rental server business. In our Internet Advertising Support Business (Media Business), the Group entered into a partnership with Yahoo! Japan for our JWord Business provided through JWord Inc. (formerly AccessPort Inc.). Also, we embarked on the Internet Finance Business in September by consolidating ORIENT CREDIT CO., LTD. As a result, during this quarter's consolidated accounting period, the Group recorded sales of 25,713,650,000 yen (up 60.5% year-on-year), operating profit of 2,453,950,000 yen (36.1% increase year-on-year), ordinary profit of 2,318,232,000 yen (28.5% increase year-on-year), and current profit of 1,100,703,000 yen (42.5% decrease year-on-year).

GMO Payment Gateway, Inc., which is a consolidated subsidiary, was listed on the Tokyo Stock Exchange Mothers Market on April 4, 2005. Because of this listing, the Company posted a 714,250,000 yen profit from the change of equity holdings, while a 372,303,000 yen loss on liquidation of business was recorded, because of factors such as the shrinkage of telecommunications-related businesses at consolidated subsidiaries.

Please also note that from this consolidated accounting period, the names of our business units have changed from the "IxP (Internet Infrastructure Related Business)" to "Internet Use Support Business (Internet Infrastructure Business)" and from the "Internet Ad Media Business" to the "Internet Adverstising Support Business (Media Business)". We have also established the "Internet Finance Business" as a new buiness segment.

<Segment Information>

・Internet Use Support Business (Internet Infrastructure business)

The Internet Use Support Business (Internet Infrastructure business) achieved sales of 12,227,862,000 yen, up 13.4% from the previous year, and operating profit of 2,081,214,000 yen, up 47.7% from the previous year. In the domain acquisition, rental servers and settlement businesses, earnings are steadily increasing.

・Internet Advertising Support Business (Media Business)

The Internet Advertising Support Business (Media Business) posted sales of 8,870,424,000 yen, an increase of 60.2% year on year, and operating loss of 368,681,000 yen (330,087,000 yen for the same period the previous year). From this consolidated accounting period, JWord Inc. (formerly AccessPort Inc.), which became a subsidiary in November 2004, contributed to the Group's consolidated results, and, thanks to the steady growth, the online gaming business has also seen an increase in revenues. However, an increase in costs because of factors such as a shift of sales personnel from the Internet Use Support Business, a sharp rise in operating equipment expenses, and investment in new businesses put pressure on earnings. The result was a decline in profit.

・Internet Finance Business

The Internet Finance Business registered sales of 4,759,175,000 yen and operating profit of 692,269,000 yen, a reflection of the consolidation of ORIENT CREDIT CO., LTD. in the second half of the current fiscal year.

---

* According to the "Changes in the Number of Subscribers for Broadband Service" released by the Ministry of Internal Affairs and Communications on July 8, 2005

2. Financial Situation

<Assets, liabilities and shareholders' equity>

Those items among assets, liabilities and shareholders' equity as of September 30, 2005 showing a significant change from the results of September 30, 2004 are as follows.

In current assets, "Operational loans" and "Accrued income" have increased 19,781,550,000 yen and 3,565,503,000 yen, respectively. Under fixed assets, "Account for consolidated adjustments" expanded 16,175,021,000 yen and "Investment" increased 5,942,858,000 yen. The major factor for the increase is a rise in the number of new consolidated subsidiaries. Meanwhile, in current liabilities, "Short-term debt," "Current portion of long-term debt," and "Long-term bonds payable" rose 4,964,233,000 yen, 8,105,768,000 yen, and 4,000,000,000 yen, respectively, also reflecting mainly the increase in the number of new consolidated subsidiaries. "Convertible bonds with stock acquisition rights" also climbed 31,000,000,000 yen, reflecting new issues to redeem straight corporate bonds, which were issued to acquire the shares in Orient Credit Co., Ltd.

3. Cash Flow

Cash flow for the third quarter increased 11,151,433,000 yen from the end of the previous fiscal year, to 22,470,787,000 yen, thanks to cash flow from financial activities of 29,686,052,000 yen attributable to the issuance of corporate bonds, etc. to acquire shares in Orient Credit Co., Ltd., offsetting the net expenditure of 991,948,000 yen in cash flow from operating activities, mainly reflecting the payment of income taxes, and the net expenditure of 17,561,571 in cash flow from investing activities primarily attributable to the acquisition of shares in Orient Credit Co., Ltd.

The status of each item of cash flow and related factors are as follows.

"Cash flow from operating activities" decreased 991,948,000 yen (compared with an increase of 1,523,501,000 yen for the same period in the previous year). This is because 2,617,376,000 yen in current net profit before adjustment of taxes was offset by an increase in operational loans of 2,376,421,000 yen, a decrease in other liabilities of 2,052,899 yen and the payment of taxes of 2,347,504,000 yen.

"Cash flow from investing activities" decreased 17,561,571,000 yen (compared with an increase of 298,722,000 yen in the previous year), thanks to the proceeds from the sale of investment securities of 863,205,000 yen, which offset outlays of 2,651,250,000 yen for the acquisition of investment securities and 16,969,978,000 yen for the acquisition of new consolidated subsidiary shares.

"Cash flow from financing activities" increased 29,686,052,000 yen (compared with an increase of 1,724,206,000 yen for the same period in the previous year), mainly reflecting 62,978,823,000 yen in revenue accrued by the issue of bonds and 1,297,828,000 yen in revenue accrued by the issue of stocks for minority equity, offsetting 31,625,000,000 yen in expenditure incurred by the redemption of debentures and 11,062,566,000 yen in expenditure incurred by the repayment of short-term loans payable.

3. Projections of consolidated business results for December 31, 2005
(Since the business environment surrounding the Group is subject to significant change over short time frames, the results actually released may differ from the projections.)

- Forecast of consolidated results (from January 1, 2005 to December 31, 2005)

	FY 2005	Change from year-ago level	FY 2004
	Million yen	%	Million yen
Sales	38,000	161.3	23,561
Ordinary profit	4,500	160.4	2,805
Current net profit	2,000	- 22.0	2,563

- Forecast of the non-consolidated results (from January 1, 2005 to December 31, 2005)

	FY 2005	Change from year-ago level	FY 2004
	Million yen	%	Million yen
Sales	10,000	21.8	8,207
Ordinary profit	1,500	14.0	1,315
Current net profit	1,200	- 45.4	2,198

Changes in business results and financial conditions for each quarter (consolidated basis)

(Unit: million yen)

	2004 3Q	2004 4Q	2005 1Q	2005 2Q	2005 3Q
Operating revenue	6,197	7,536	7,657	6,646	11,409
Operating profit	641	1,001	914	208	1,331
Ordinary profit	622	1,001	936	217	1,163
Current net profit	166	647	456	210	434
Total assets	26,541	27,896	28,722	27,487	85,760
Shareholders' equity	12,592	13,350	13,547	13,627	14,076

Changes in business results and financial conditions for each quarter (by individual)

(Unit: million yen)

	2004 3Q	2004 4Q	2005 1Q	2005 2Q	2005 3Q
Operating revenue	2,085	2,322	2,627	2,508	2,419
Operating profit	231	389	321	186	302
Ordinary profit	281	418	702	237	306
Current net profit	115	551	752	161	176
Total assets	16,842	17,861	18,180	16,017	50,355
Shareholders' equity	11,164	12,088	11,655	11,713	11,954

(Reference)

Table: The quarterly change by segment

I. Sales

(Unit: million yen)

		2004 3Q	2004 4Q	2005 1Q	2005 2Q	2005 3Q
Internet Use Support Business (Internet Infrastructure Business)						
	Access	615	713	751	716	696
	Domain acquisition	273	312	399	380	367
	Web hosting	1,552	1,590	1,649	1,763	1,795
	Website construction and support	329	545	360	221	190
	Security	38	41	57	68	70
	Credit card payment processing	254	279	288	303	432
	Enterprise communications	672	956	1,020	377	202
	JWord *2	259	355	-	-	-
	Others	18	60	39	20	55
	Total segment sales	4,013	4,856	4,566	3,851	3,809
Internet Advertising Support Business (Media Business)						
	Internet media construction	787	916	630	447	492
	Internet advertising sales	1,898	2,003	1,944	1,587	1,581
	Jword *2	-	121	698	834	783
	Online gaming	1	82	180	210	199
	Others	26	36	34	19	37
	Total	2,713	3,160	3,488	3,099	3,094
	Subtraction of intra-segment sales	(411)	(370)	(336)	(237)	(236)
	Total segment sales	2,301	2,789	3,151	2,861	2,857
Internet Finance Business						
	Personal finance operations	-	-	-	-	4,759
	Total segment sales	-	-	-	-	4,759
Deduction of dealings between segments		(118)	(109)	(60)	(66)	(16)
Consolidated sales		6,197	7,536	7,657	6,646	11,409

II. Operating profit and loss

(Unit: million yen)

	2004 3Q	2004 4Q	2005 1Q	2005 2Q	2005 3Q
Internet Use Support Business (Internet Infrastructure Business)	553	831	814	608	658
Internet Advertising Support Business (Media Business)	60	156	85	△416	△38
Internet Finance Business	—	—	—	—	692
Subtotal	613	988	900	192	1,311
Deduction of dealings between segments	(27)	12	13	15	19
Consolidated operating profit and loss	641	1,001	914	208	1,331

*1: Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

*2: While in FY2004, sales relating to the JWord business were recorded in both segments, from this consolidated accounting period, they will be recorded in the Internet Advertising Support Business (Media Business) segment.

Consolidated Financial Statements, etc.

(1) Consolidated Balance Sheet (Not audited) (Unit: thousand yen)

Item	As of September 30, 2004 End of the consolidated accounting period of the previous fiscal year Amount	Composition %	As of September 30, 2005 End of the consolidated accounting period of this fiscal year Amount	Composition %	As of December 31, 2004 Consolidated Balance Sheet Summary in the previous fiscal year Amount	Composition %
(Assets)						
I Current Assets						
1. Cash and deposits	12,261,094		23,460,787		11,556,654	
2. Accounts receivable	3,297,407		2,878,323		3,618,436	
3. Inventory assets	60,672		64,850		46,071	
4. Deferred tax asset	443,534		1,260,393		388,185	
5. Operational loans	—		19,781,550		—	
6. Shortterm loans receivable	42,079		198,037		—	
7. Accrued income	—		3,565,503		—	
8. Other assets	632,050		2,600,976		883,013	
Allowance for doubtful debts	−398,817		−7,051,306		−380,260	
Total Current Assets	16,338,021	61.6	46,759,115	54.5	16,112,100	57.8
II Fixed assets						
1. Tangible fixed assets						
(1) Buildings and structures	341,492		294,593		393,358	
(2) Tools and equipment	206,431		514,715		239,303	
(3) Land	382,095		9,800		382,095	
(4) Other tangible fixed assets	13,308		7,469		36,628	
Total Tangible Fixed Assets	943,328	3.5	826,578	1.0	1,051,386	3.8
2. Intangible fixed assets						
(1) Goodwill	643,155		461,701		598,033	
(2) Software	610,228		2,046,142		602,166	
(3) Account for consolidated adjustments	684,411		16,859,432		2,390,768	
(4) Other intangible fixed assets	348,833		415,029		355,590	
Total of intangible fixed assets	2,286,629	8.6	19,782,305	23.1	3,946,559	14.1
3. Investments and other assets						
(1) Investments in securities	4,736,780		5,723,572		4,716,526	
(2) Investment	477,027		6,419,885		494,187	
(3) Long-term loan	441,189		13,166		28,173	
(4) Deposit	765,781		982,729		973,055	
(3) Long-term money deposited	—		3,513,877		—	
(6) Deferred tax asset	292,438		846,015		174,392	
(7) Others	275,672		900,130		410,053	
Allowance for bad debt	−15,028		−7,040		−9,632	
Total of investments and other assets	6,973,861	26.3	18,392,337	21.4	6,786,756	24.3
Total of fixed assets	10,203,819	38.4	39,001,220	45.5	11,784,702	42.2
Total of assets	26,541,840	100.0	85,760,335	100.0	27,896,802	100.0

Item	As of September 30, 2004 End of the consolidated accounting period of the previous fiscal year Amount	Composition %	As of September 30, 2005 End of the consolidated accounting period of this fiscal year Amount	Composition %	As of December 31, 2004 Consolidated Balance Sheet Summary in the previous fiscal year Amount	Composition %
(Liabilities)						
I. Current liabilities						
1. Notes payable and accounts payable – trade	1,128,331		1,123,174		1,296,946	
2. Short-term debt	2,200,000		7,164,233		2,178,500	
3. Current portion of long-term debt	99,132		8,204,900		—	
4. Accrued amount payable	1,450,821		7,917,346		2,134,242	
5. Accrued corporation tax, etc	1,777,915		942,013		1,753,448	
6. Deferred tax liability	7,441		—		3,226	
7. Allowance for bonuses	76,722		230,853		37,400	
8. Advance money	1,921,076		1,360,570		1,069,035	
9. Other liabilities	877,619		1,406,511		1,766,589	
Total of current liabilities	9,539,060	36.0	28,349,602	33.1	10,239,387	36.7
II. Fixed liabilities						
1. Long-term bonds payable	—		4,000,000		—	
2. Convertible bonds with stock acquisition rights	—		31,000,000		—	
3. Long-term debt	302,242		2,129,450		—	
4. Long-term accounts payable	551,965		700,341		553,585	
5. Deferred tax liability	202,808		69,927		99,631	
6. Allowance for retirement benefits for employees	—		236,104		—	
7. Other fixed liabilities	11,290		483,014		19,281	
Total of fixed liabilities	1,068,306	4.0	38,618,838	45.0	672,498	2.4
Total of liabilities	10,607,367	40.0	66,968,440	78.1	10,911,886	39.1
(Minority Equity)						
Minority equity	3,342,130	12.6	4,715,164	5.5	3,634,289	13.0
(Shareholder's Equity)						
I. Capital stock	3,311,130	12.5	3,311,130	3.9	3,311,130	11.9
II. Capital reserve	5,112,958	19.2	5,347,972	6.2	5,284,148	19.0
III. Earned surplus	4,193,646	15.8	5,459,196	6.4	4,768,047	17.1
IV. Other gaps in appraisal of securities	131,827	0.5	−18,307	−0.0	120,579	0.4
V. Equity adjustment from foreign currency translation	−118	−0.0	16,824	0.0	4,598	0.0
VI. Own stocks	−157,100	−0.6	−40,085	−0.1	−137,877	−0.5
Total of shareholders' equity	12,592,343	47.4	14,076,730	16.4	13,350,626	47.9
Total of liabilities, minority equity and shareholders' equity	26,541,840	100.0	85,760,335	100.0	27,896,802	100.0

(2) Consolidated Profit and Loss Statement (Not audited) (Unit: thousand yen)

	Consolidated accounting period in the previous term From January 1, 2004 to September 30, 2004			Consolidated accounting period in this term From January 1, 2005 to September 30, 2005			Consolidated profit and loss statement summary in the previous fiscal year From January 1, 2004 to December 31, 2004		
Item	Amount		Composition %	Amount		Composition %	Amount		Composition %
I. Operating revenue		16,025,435	100.0		25,713,650	100.0		23,561,986	100.0
II. Business expenses		6,404,103	39.9		9,446,093	36.7		9,675,171	41.1
III. Sales and general administrative expenses		7,817,631	48.8		13,813,607	53.7		11,081,946	47.0
Operating profit		1,803,699	11.3		2,453,950	9.6		2,804,867	11.9
IV. Non-operating revenue									
1. Interest received	6,646			11,524			11,904		
2. Fees received	3,499			19,542			24,992		
3. Bad debt recovered	8,072			1,998			8,614		
4. Profit from investment partnership	10,375			28,349			4,084		
5. Sales compensation payments	—			48,300			—		
6. Others	14,740	43,335	0.3	41,557	151,273	0.6	34,543	84,138	0.4
V. Non-operating expenses									
1. Interest paid	4,310			18,658			9,188		
2. Stock issue costs	13,077			12,558			18,822		
3. Loss from investment partnership	—			11,450			13,134		
4. Exchange loss	2,527			11,056			—		
5. Expense for out-of-court settlement	—			136,810			—		
6. Others	23,301	43,217	0.3	96,456	286,991	1.1	42,383	83,528	0.4
Ordinary profit		1,803,818	11.3		2,318,232	9.1		2,805,478	11.9
VI. Extraordinary profit									
1. Gain on sales of fixed assets	38,686			11,502			38,686		
2. Gain on sales of investments on stocks of securities	3,316,006			446,176			3,357,981		
3. Gain on sales of shares in affiliated companies	—			319,304			—		
4. Profit from change of equity investees	—			714,250			16,038		
5. Gain on return of allowance for doubtful debts	1,695			6,067			8,399		
6. Debt forgiveness income	23,768			—			23,768		
7. Gain on reversal of stock purchase warrants	—			197,020			—		
8. Others	—	3,380,157	21.1	33,573	1,727,895	6.7	—	3,444,874	14.6
VII. Extraordinary loss									
1. Loss on sales of fixed assets	—			95,581			—		
2. Loss on retirement of fixed assets	39,057			284,997			161,893		
3. Devaluation of goodwill	42,001			64,914			42,185		
4. Amortization of the consolidated adjustment account	444,894			—			444,894		
5. Loss on devaluation of subsidiaries	—			328			21,503		
6. Loss on sale of investment securities	2,099			—			2,099		
7. Loss on devaluation of affiliated company	18,537			—			18,932		
8. Loss on change of equity investees	5,078			338,992			94,073		
9. Penalty for breaking a lease	77,287			72,471			68,475		
10. Loss on liquidation of business	—			372,303			—		
11. Expenses for change in corporate name	—			37,566			—		
12. Payments for damages	—			160,110			—		
13. Others	4,950	633,906	4.0	1,486	1,428,751	5.6	17,196	871,255	3.7
Current net profit before adjustment of taxes		4,550,068	28.4		2,617,376	10.2		5,379,096	22.8

Corporate tax, residential tax and business tax	2,217,603			1,400,432			2,229,871		
Amount of adjustment, such as corporate tax	218,621	2,436,225	15.2	-127,311	1,273,120	4.9	325,394	2,555,265	10.8
Profit of minority shareholders		198,273	1.2		243,552	1.0		260,762	1.1
Current period net profit		1,915,570	12.0		1,100,703	4.3		2,563,068	10.9

(3) Statement of Consolidated Surplus (Not audited)

(Unit: thousand yen)

		Consolidated accounting period in the previous term From January 1, 2004 to September 30, 2004		Consolidated accounting period in this term From January 1, 2005 to September 30, 2005		Statement of consolidated surplus summary in the previous fiscal year From January 1, 2004 to December 31, 2004	
Item		Amount		Amount		Amount	
(Capital Surplus)							
I. Balance of capital surplus at beginning of term			4,432,990		5,284,148		4,432,990
II. Increase in capital surplus							
1. Issue of new stocks through stock swap		610,171		30,692		774,845	
2. Gains on sales of treasury stock		69,796	679,967	33,130	63,823	76,312	851,158
III. Quarter-end (closing) capital surplus balance			5,112,958		5,347,972		5,284,148
(Earned Surplus)							
I. Balance of earned surplus at beginning of term			2,563,536		4,768,047		2,563,536
II. Increase in earned surplus							
1. Quarterly (current) net profit		1,915,570		1,100,703		2,563,068	
2. Increase in earned surplus due to an increase in the number of consolidated subsidiaries		—		5,229		—	
3. Increase in earned surplus due to a decrease in the number of consolidated subsidiaries		63,169		2,471		63,565	
4. Increase in earned surplus due to merger		10,748	1,989,488	—	1,108,404	9,226	2,635,860
III. Decrease in earned surplus							
1. Dividend		277,846		367,330		277,846	
2. Bonus to directors and statutory auditors		9,993		36,063		13,604	
3. Decrease in surplus due to increased number of consolidated subsidiaries		71,538		4,371		124,888	
4. Decrease in surplus due to mergers		—		8,805		—	
5. Decrease in surplus due to merger of consolidated subsidiaries and affiliates		—	359,378	684	417,255	15,009	431,349
IV. Balance of earned surplus at end of period 1st quarter period (at end of the term)			4,193,646		5,459,196		4,768,047

(4) Statement of consolidated Cash Flow (Not audited)

(Unit: thousand yen)

Item		Consolidated accounting period in the previous term From January 1, 2004 to September 30, 2004 Amount	Consolidated accounting period in this term From January 1, 2005 to September 30, 2005 Amount	Statement of consolidated cash flow summary in the previous fiscal year From January 1, 2004 to December 31, 2004 Amount
I. Cash flow from operating activities				
Quarterly (current) net profit before adjustment of tax, etc.		4,550,068	2,617,376	5,379,096
Depreciation charge		335,285	590,693	495,995
Amortization of the consolidated adjustment account		575,599	630,477	609,930
Increase (decrease) in allowance for doubtful debts		−121,004	158,712	−145,116
Increase in allowance for bonuses		43,744	112,385	4,422
Gain on sales of investments in securities		−3,316,006	−446,176	−3,357,981
Gain on sales of shares in affiliated companies		—	−319,304	—
Loss on damages		—	160,110	—
Loss on sales of investments in securities		2,099	—	—
Interest received and dividend received		−6,646	−11,524	−11,904
Interest paid		4,310	18,658	9,188
Foreign currency transaction gain and loss		1,054	—	3,154
Stock issue costs		13,077	12,558	18,822
Bond issue costs		—	21,176	—
Loss on sales of investments in securities		—	—	2,099
Loss on devaluation of investments in securities		—	—	21,503
Appraisal loss of affiliated companies' stocks		18,537	—	18,932
Depreciation of goodwill		42,001	64,914	42,185
Loss on retirement of fixed assets		39,057	284,997	161,893
Loss on sales of fixed assets		—	95,581	—
Gain on sales of fixed assets		−38,686	−11,502	−38,686
Loss on liquidation of business		—	—	—
Income from discharge of debts		−23,768	—	−23,768
Loss from change of equity investees		—	338,992	94,073
Gain from change of equity investees		—	−714,250	−16,038
Decrease (increase) in operational loans		—	−2,376,421	—
Increase (decrease) in accounts receivable		−406,610	784,919	−444,541
Increase (decrease) in inventory assets		−47,396	−16,331	−32,794
Increase (decrease) in other assets		−174,133	1,814,856	−373,373
Increase in purchase debts		83,305	−194,945	9,224
Increase (decrease) in other liabilities		1,448,809	−2,052,899	1,523,341
Paid director's bonuses		−12,337	−43,025	−17,837
Subtotal		3,010,360	1,520,028	3,931,823
Interest and dividend received		1,897	13,418	4,697
Interest paid		−18,823	−17,780	−20,703
Payment of corporate tax, etc.		−1,469,933	−2,347,504	−1,478,896
Payment for damages		—	−160,110	—
Cash flow from operating activities		1,523,501	−991,948	2,436,921

Item		Consolidated accounting period in the previous term From January 1, 2004 to September 30, 2004	Consolidated accounting period in this term From January 1, 2005 to September 30, 2005	Statement of consolidated cash flow summary in the previous fiscal year From January 1, 2004 to December 31, 2004
		Amount	Amount	Amount
II. Cash flow from investing activities				
Expenditure incurred by deposit of fixed deposit		−97,300	−8	−97,306
Revenue accrued by repayment of fixed deposit		97,284	697,308	152,556
Expenditure incurred by acquisition of tangible fixed assets		−128,492	−208,357	−265,189
Revenue accrued by sales of tangible fixed assets		38,686	622,510	—
Expenditure incurred by acquisition of intangible fixed assets		−1,086,916	−443,642	−579,835
Revenue accrued by sales of intangible fixed assets		—	141,066	67,234
Expenditure incurred on acquisition of investment in securities		−2,839,561	−2,651,250	−2,852,648
Revenue accrued from sale of investment in securities		4,138,850	863,205	4,236,424
Revenue accrued from redemption of investment in securities		—	277,500	—
Expenditure incurred on acquisition of investment in subsidiaries securities		−30,000	−292,715	−97,027
Revenue accrued from sales of shares in subsidiaries		—	338,470	—
Expenditure incurred on acquisition of new consolidated subsidiary shares		—	−16,969,978	−935,066
Acceptance of subsidiaries' funds through stock swap		951,249	13,564	1,514,327
Amount of decrease resulting from change in scope of consolidation related to merger of subsidiaries		—	−57,265	—
Expenditure incurred by acquisition of shares in subsidiaries relating to the change in scope of consolidation		−180,603	—	—
Expenditure incurred by loans		−436,230	−107,290	−1,148,600
Revenue accrued by collection on loans		74,294	69,740	89,048
Expenditure incurred on the transfer of business		—	−29,723	−666,910
Revenue accrued from other investing activities		148,967	360,896	32,930
Expenditure incurred by other investing activities		−351,505	−185,602	−562,452
Cash flow from investing activities		298,722	−17,561,571	−1,112,515
III. Cash flow from financial activities				
Revenue accrued by short-term loans payable		2,203,000	7,500,500	2,203,000
Expenditure incurred by repayment of short-term loans payable		−145,000	−11,062,566	−169,229
Revenue accrued by long-term debt		—	8,500,000	—
Expenditure incurred by repayment of long-term loans payable		−342,628	−7,243,700	−744,002
Revenue accrued by issue of bonds		—	31,996,910	—
Revenue accrued by issue of convertible bonds with stock acquisition rights		—	30,981,913	—
Expenditure incurred by redemption of debenture		−12,814	−31,625,000	−12,814
Expenditure incurred by issue of stocks		−13,077	−12,558	−18,822
Revenue incurred by issue of stocks for minority equity		12,533	1,297,828	158,137
Revenue or expenditure incurred by acquisition of own stocks		300,355	−244,569	327,859
Payment of dividends		−246,419	−333,699	−272,822
Payment of dividends for minority shareholders		−31,742	−69,005	−31,742
Cash flow from financial activities		1,724,206	29,686,052	1,439,562
IV. Effect of exchange rate changes on cash and cash equivalents		1,301	2,241	−5,516
V. Net increase (Decrease) in cash and cash equivalents		3,547,731	11,134,774	2,758,451

VI. Balance of cash and cash equivalents at the beginning of term		8,524,679	11,319,354	8,524,679
VII. Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries		36,222	16,659	36,222
VIII. Balance of cash and cash equivalents at the end of the term		12,108,633	22,470,787	11,319,354

GMO INTERNET GROUP

January 5, 2006

For Immediate Release

Address： 26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo

Company name： GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative： Masatoshi Kumagai,Representative Director and President

Contact person： Masashi Yasuda, Executive Director

T E L： 03-5456-2555 (switchboard)

U R L： http://www.gmo.jp

Notice of Completion of Merger of GMO Internet Group Subsidiaries and Restructuring

GMO Internet, Inc. ("the Company") is pleased to announce that, as announced on November 11, 2005, with effect from January 1, 2006, the merger with the Company's subsidiaries GMO Communications Co., Ltd., TELECOM ONLINE Inc. and Solis Corporation was completed and, as a result of this merger, the Company has carried out some restructuring and altered its Directors' duties.

1. Departments newly established as a result of the merger

Name of department	Role
Corporate Sales Division	Has taken over the functions of GMO Communications Co., Ltd.
Media Sales Division	Has taken over the functions of TELECOM ONLINE Inc. The Company has absorbed the Sales Division into the Media Sales Division.

2. Alteration of Directors' Duties

Title	Name	After change	Before change
Managing Director	Kenichiro Matsubara	Manager of Corporate Sales Division	President&Representative Director of GMO CommunicationsCo., Ltd. ※

※ GMO Communications Co., Ltd. was made a wholly owned subsidiary of the Company and was a strategic Group company selling the various services and Internet support services of the GMO Internet Group to corporations.

February 13, 2006

For Immediate Release

Address :	26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo
Company name :	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative :	Masatoshi Kumagai,Representative Director and President
Contact person :	Masashi Yasuda, Executive Director
T E L :	03-5456-2555 (switchboard)
U R L :	http://www.gmo.jp

Notice of Early Redemption of Unsecured Convertible Bonds with Equity Warrants (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Equal Priority among Bonds) of GMO Internet, Inc.

GMO Internet, Inc. ("the Company") is pleased to announce that a meeting of the Board of Directors held on February 13, 2006 has decided to redeem before maturity the total par value of 31 billion yen of the first to third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) of the Company (hereinafter called "these convertible bonds with equity warrants"), which were issued on September 7, 2005 to finance working capital such as funds to acquire shares in Orient Credit Co., Ltd. and repay short-term borrowings, for all remaining bonds at 100 yen per 100 yen par value based on the prospectus of these bonds with equity warrants.

In accordance with the prospectus of these bonds with equity warrants, the Company plans to give notice of the early redemption by August 3, 2006 (Friday) and redeem before maturity all of the remaining balance as of March 17, 2006 (Friday).

As the conversion of these bonds with equity warrants into stocks will not be conducted after this early redemption, excess dilution will not occur. Also, after the issue of these bonds with equity warrants, any conversion into stock has not taken place until today (February 13, 2006).

Notes

1. Reason for early redemption

As these bonds with equity warrant include a provision which enables the Company to undertake an early redemption, it has decided to redeem all of the remaining amount of the first to third unsecured convertible bonds with equity warrants (total par value of 31 billion yen), taking into consideration the current movements in the share price level and the funding situation of the

Company in a comprehensive manner.

2. Bond issues to be redeemed before maturity

The first to third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) of GMO Internet, Inc.

3. Planned date for early redemption

March 17, 2006 (Friday)

4. Amount of early redemption

The entire remaining value of the first to third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) of GMO Internet, Inc. as of March 17, 2006

Since the issue of these bonds with equity warrants, no conversion into stock has taken place to date (February 13, 2006).

5. Redemption price

100 yen per 100 yen par value

6. Outstanding balance of unsecured convertible bonds with equity warrants of GMO Internet, Inc.

There will be no outstanding balance because of the early redemption of the entire remaining value.

7. Funds for early redemption and impact on business results

The Company plans to finance this early redemption by bank borrowing, and will announce the resolution of the borrowing immediately after it has been passed. The early redemption will not have any impact on the business forecasts of the Company.

End

GMO INTERNET GROUP

February 14, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
TEL	03-5456-2555 (switchboard)
URL	http://www.gmo.jp

Notice on Partial Revision of the Articles of Incorporation

GMO Internet Inc. ("the Company") hereby announces that its Board of Directors resolved at a meeting held on February 14, 2006 that it would propose a partial revision of the Articles of Incorporation at the 15th ordinary general meeting of shareholders of the Company to be held on March 29, 2006.

NOTE

Revised or newly inserted article	Main outline of revision
Article 2: Purpose	The planning, production, manufacture and sale of digital content such as games, images and music, the financing business, the investment in and management of investment partnership properties, the money-lending business, and the securities business as provided for by the Securities and Exchange Law will be added to the purpose of business in consideration of future business development.
Article 4: Method for Public Notice	The Law for Partial Amendment of the Commercial Code (Law No. 87 of 2004) was enacted on February 1, 2005, and electronic public notice is now permitted if provided for in the Articles of Incorporation. Accordingly, we will change the method for public notice for the Company from publication in the *Nihon Keizai Shimbun* to electronic public notice. However, if electronic public notice is impossible due to unavoidable circumstances, a public notice shall be made through publication in the *Nihon Keizai Shimbun*.

Article 5: Total Number of Shares Authorized to be Issued	The total number of shares the Company is authorized to issue will be increased to 248,125,000 in preparation for future business expansion. The number of authorized shares based on the current articles of incorporation is 246,400,000 (the number of shares outstanding as of December 31, 2005 was 62,031,378).

Article 19: Removal of a Director	The requirements for a resolution at the general meeting of shareholders for the removal of a director are provided for in Article 257 of the Commercial Code. To make the requirements clear, we will insert a new article stipulating that the resolution for the removal of a director shall be carried by two-thirds or more of the voting rights of shareholders present who hold a majority of the voting rights of the shareholders with voting rights.

[Reference / Comparison Table]

(Underline indicates revision.)

Current articles of incorporation	Proposal on revision
Article 2: Purpose	Article 2: Purpose
The purpose of the Company shall be to engage in the following businesses.	The purpose of the Company shall be to engage in the following businesses.
(1) Business related to the planning, development, design, management and operation of information communication systems using the Internet	(1) Business related to the planning, development, design, management and operation of information communication systems using the Internet
(2) Business related to connection to the Internet	(2) Business related to connection to the Internet
(3) Business related to services for the collection, management, processing and provision of information using the Internet and consulting	(3) Business related to services for the collection, management, processing and provision of information using the Internet and consulting
(4) Mail-order sales business using the Internet and agency and information provision business for mail-order sales using the Internet	(4) Mail-order sales business using the Internet and agency and information provision business for mail-order sales using the Internet
(5) Investment in information communication and Internet-related businesses, and businesses related to consulting, agency and mediation for the merger and tie-up and transfer of goodwill and securities of information communication and Internet-related business companies	(5) Planning, production, manufacture and sale of digital content such as games, images and music
(6) Proxy service for collection of money	(6) Investment in information communication and Internet-related businesses, and businesses related to consulting, agency and mediation for the merger and tie-up and transfer of goodwill and securities of information communication and Internet-related business companies
(7) Advertising agent business	7) Investment in and management of investment partnership properties
(8) Business related to the planning, editing and issue of publications	(8) Proxy service for collection of money
(9) All businesses incidental or related to one of the	

preceding Items	(9) Financing business (10) Money-lending business (11) Securities business as provided for by the Securities and Exchange Law (12) Advertising agent business (13) Business related to the planning, editing and issue of publications (14) All businesses incidental or related to one of the preceding Items

(Underlines indicate revisions.)

Current articles of incorporation	Proposal on revision
Article 4: Method for Public Notice The public notices of the Company shall be published in the *Nihon Keizai Shimbun*.	Article 4: Method for Public Notice 1. The public notices of the Company shall be made using electronic public notice. 2. If electronic public notice is impossible due to unavoidable circumstances, public notice shall be made through publication in the *Nihon Keizai Shimbun.*
Article 5: Total Number of Shares Authorized to be Issued The number of shares that the Company is authorized to issue shall be 246,400,000 shares.	Article 5: Total Number of Shares Authorized to be Issued The number of shares that the Company is authorized to issue shall be 248,125,000 shares.
(Newly inserted)	Article 19: Removal of a Director The resolution for the removal of a director shall be carried by two-thirds or more of the voting rights of shareholders present who hold a majority of the voting rights of shareholders with voting rights.
(Articles 19 to 43: The text of the articles is omitted.)	(Articles 20 to 44: The wording of the current articles is unchanged.)

GMO INTERNET GROUP

February 14, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

Notice on Impairment Losses on Revaluation of Shares of Subsidiaries at the End of December 2005

GMO Internet Inc. ("the Company") hereby announces that accompanying the summary non-consolidated financial statement approved by a meeting of the Board of Directors on February 14, 2006, it has been decided to write down the impairment losses in December 2005 related the marked decline in the valuation of the shares of subsidiaries for which there is little possibility of recovery.

Total Loss from Securities Valuation Account at End of December 2005

(Unit: Million yen)

(A) Total loss from securities valuation at the end of December 2005	1,167
(B) Net assets in December 2004 (A/B × 100)	12,088 (9.7%)
(C) Ordinary profit in December 2004 (A/C × 100)	1,315 (88.7%)
(D) Net income in December 2004 (A/D × 100)	2,198 (53.1%)

Note: The fiscal year of the Company ends on December 31.

GMO INTERNET GROUP

February 14, 2006

For Immediate Release

Address	26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name	GMO Internet Inc.
Code No.9449 (First Section of TSE)	
Company representative	Masatoshi Kumagai , Representative Director and President
Contact person	Masashi Yasuda, Managing Director
T E L	03-5456-2555 (switchboard)
U R L	http://www.gmo.jp

Notice on Change of Accounting Auditor

GMO Internet, Inc. ("the Company") hereby announces that a meeting of the Board of Directors held on February 14, 2006 has decided to change the accounting auditor responsible for the audit in compliance with the provisions of Article 193-2, Paragraph 1 of the Securities and Exchange Law, subject to the approval of the election of accounting auditor at the 15th ordinary general meeting of shareholders of the Company scheduled to be held on March 29, 2006.

The approval of the board of corporate auditors for the change of accounting auditor has been obtained.

1. Reason for the Change

Because the term of Company's accounting auditor, ChuoAoyama PricewaterhouseCoopers, will have expired at the 15th ordinary general meeting of shareholders scheduled to be held on March 29, 2006, the Company will elect Deloitte Touche Tohmatsu as the successor to the above-mentioned accounting auditor.

2. Name of New Auditor

Company name: Deloitte Touche Tohmatsu

Office location: 4-13-23, Shibaura, Minato-ku, Tokyo

3. Name of Previous Auditor

Company name: ChuoAoyama PricewaterhouseCoopers

Office location: 3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo

4. Scheduled Date of Change

GMO INTERNET GROUP

March 29, 2006

Summary of Non-Consolidated Financial Statements
for the Term Ending December 2005

February 14, 2006

MEMBERSHIP

Name of Listed Company: GMO Internet, Inc. Exchange: First Section of Tokyo Stock Exchange
Code: 9449 Head Office Address: Tokyo
(URL http://www.gmo.jp)

Representative: Position: President & Representative director Name: Masatoshi Kumagai
Contact: Position: Executive Director Name: Masashi Yasuda Telephone: 81-3-5456-2555

Date of Board Meeting: February 14, 2006 Is interim dividend system available: Yes
Date payment of dividend begins: March 30, 2006 Ordinary general meeting of shareholders: March 29, 2006
Is stock trade unit adopted: Yes (one stock trade unit:100 shares)

1. Results for the term ending December 2005 (from January 1, 2005 to December 31, 2005)

(1) Financial results (Fractions less than 1 million yen have been omitted.)

	Sales		Operating profit		Ordinary profit	
	Million yen	%	Million yen	%	Million yen	%
December 31, 2005	9,921	(20.9)	1,045	(3.4)	1,580	(20.1)
December 31, 2004	8,207	(13.4)	1,011	(18.4)	1,315	(48.9)

	Current profit	Current profit per share	Current net profit per share diluted	Shareholders' equity Current net profit ratio	Ratio of ordinary profit to net worth	Ratio of ordinary profit to sales
	Million yen %	Yen Sen	Yen Sen	%	%	%
December 31, 2005	1,687 (−23.2)	27 47	27 32	13.7	4.9	15.9
December 31, 2004	2,198 (281.7)	38 75	38 19	19.9	8.5	16.0

Note: 1. Average outstanding shares during the term (consolidated): term ended December 2005: 61,429,016 shares, term ended December 2004: 56,315,494 shares
2. Change in accounting policies: None
3. Percentages shown for sales, operating profit, ordinary profit and current net profit indicate the rate of increase or decrease compared to the previous year
4. The average number of outstanding shares at the end of this term does not include the number of shares of treasury stock.

(2) Cash dividends

	Cash dividends per share		Interim dividend		Final dividend		Total cash dividends paid (full year)	Payout ratio	Cash dividends to shareholders' equity
	Yen	Sen	Yen	Sen	Yen	Sen	Million yen	%	%
December 31, 2005	6	00	3	00	3	00	369	21.9	2.9
December 31, 2004	5	00	2	00	3	00	295	13.4	2.4

Note: 1. Dividends are calculated with the exclusion of 90,746 shares of treasury stock.

(3) Financial conditions (Fractions less than 1 million yen have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen Sen
December 31, 2005	46,358	12,574	27.1	203 01
December 31, 2004	17,861	12,088	67.7	197 64

Note: 1. Number of total outstanding shares: term ended December 2005: 62,031,378 shares, term ended December 2004: 61,601,988 shares
2. Number of treasury shares at end of term: term ended December 2005: 90,746 shares, term ended December 2004: 523,614 shares

2. Projections of business results for December 31, 2006 (from January 1, 2006 to December 31, 2006)

	Sales	Operating profit	Ordinary profit	Current net profit	Annual dividend per share: Interim dividend	Final dividend	
	Million yen	Million yen	Million yen	Million yen	Yen Sen	Yen Sen	Yen Sen
Interim	5,800	450	550	460	3 00	-	-
Full year	12,000	1,000	1,100	760	-	3 00	6 00

(Reference) Anticipation for current net profit per share (Full year) 12.26 yen

Note: Since the business environment surrounding the Group is subject to significant change in a short period of time the results that will actually be released may differ from the projections.

3. Financial Statements, etc.

(1) Financial Statements

1) Balance Sheet

(Unit: 1,000 yen)

Term / Item	14th Term As of December 31, 2004			15th Term As of December 31, 2005		
	Amount		Composition	Amount		Composition
(Assets)			%			%
I Current Assets						
1. Cash and deposits		5,359,141			5,387,330	
2. Trade account receivable * 2		1,337,458			1,059,321	
3. Articles of trade		610			—	
4. Inventory assets		2,276			8,827	
5. Advanced paid		44,740			20,638	
6. Prepaid expenses		96,934			68,135	
7. Shortterm loans receivable * 2		767,479			907,469	
8. Deferred tax asset		251,040			218,354	
9. Other assets		162,991			240,667	
Allowance for doubtful debts		-279,059			-224,673	
Total Current Assets		7,743,615	43.4		7,686,071	16.6
III Fixed assets						
1. Tangible fixed assets						
(1) Building	66,997			79,419		
Accumulated depreciation	22,871	44,125		29,801	49,617	
(2) Vehicle and delivery equipment	7,120					
Accumulated depreciation	5,767	1,352			—	
(3) Tools and equipment	118,605			166,932		
Accumulated depreciation	49,673	68,932		91,382	75,549	
(4) Others	800			800		
Accumulated depreciation	41	758		197	602	
Total Tangible Fixed Assets		115,169	0.6		125,769	0.3
2. Intangible fixed assets						
(1) Goodwill		443,902			332,926	
(2) Right to apply for a patent		20,833			13,690	
(3) Trademarks		2,336			7,839	
(4) Software		88,700			103,728	
(5) Software suspense account		75,141			233,713	
(6) Telephone subscription right		38,805			38,805	
(7) Right to the use of institutes		67,190			62,376	
Total of intangible fixed assets		736,910	4.1		793,081	1.7
3. Investments and other assets						
(1) Investments in securities		2,591,603			3,953,054	
(2) Affiliated company's stocks * 1		4,645,789			30,658,919	
(3) Investment		126,737			50	
(4) Long-term loan		16,440			4,500	
(5) Long-term loans receivable from affiliate		1,008,920			1,574,763	
(6) Equity warrant of affiliated company		—			574,292	
(7) Long term prepaid expenses		2,144			351	
(8) Deposit		469,132			360,824	
(9) Deferred tax asset		412,761			795,215	
(10) Others		1,471			—	
Allowance for bad debt		-8,940			-3,000	
Allowance for investment losses		—			-165,372	
Total investment and other assets		9,266,060	51.9		37,753,599	81.4
Total of fixed assets		10,118,139	56.6		38,672,451	83.4
Total of assets		17,861,754	100.0		46,358,522	100.0

(Unit: 1,000 yen)

Item		14th Term As of December 31, 2004 Amount		Composition	15th Term As of December 31, 2005 Amount		Composition
(Liabilities)				%			%
I Current liabilities							
1. Short-term debt	* 1		2,178,000			—	
2. Unsecured convertible bond with equity warrant			—			31,000,000	
3. Accrued amount payable	* 2		1,003,554			870,771	
4. Accrued expenses			222			171	
5. Accrued corporation tax, etc			1,361,000			1,456,800	
6. Accrued consumption tax			6,772			67,819	
7. Advance money			149,082			146,163	
8. Deposit received			794,410			28,980	
9. Allowance for bonuses			10,538			13,621	
10. Other liabilities			38,962			76,853	
Total of current liabilities			5,542,541	31.0		33,661,181	72.6
II Fixed liabilities							
1. Deposit received for guarantee	* 2		230,615			122,490	
Total of fixed liabilities			230,615	1.3		122,490	0.3
Total of liabilities			5,773,156	32.3		33,783,671	72.9
(Shareholder's Equity)							
I Capital stock	* 3		3,311,130	18.5		3,311,130	7.1
II Capital reserve							
1. Capital reserve		5,207,835			5,238,528		
2. Other capital surplus							
Gain or loss on disposal of treasury shares		76,312			114,828		
Total capital surplus			5,284,148	29.6		5,353,357	11.6
III Earned surplus							
1. Earned reserve		13,600			13,600		
2. Voluntary reserve							
Special reserve		700,000			700,000		
3. Unappropriated retained earnings		2,735,219			3,193,035		
Total earned surplus			3,448,819	19.3		3,906,635	8.4
IV Other gaps in appraisal of ecurities			182,377	1.0		27,708	0.1
V Own stocks	* 4		-137,877	-0.7		-23,980	-0.1
Total of shareholders' equity			12,088,597	67.7		12,574,851	27.1
Total of liabilities shareholders' equity			17,861,754	100.0		46,358,522	100.0

2) Profit and Loss Statement

(Unit: 1,000 yen)

Item \ Term	14th Term From January 1, 2004 to December 31, 2004			15th Term From January 1, 2005 to December 31, 2005		
	Amount		Composition	Amount		Composition
I Operating revenue			%			%
1. Business revenue		8,207,273	100.0		9,921,292	100.0
II Business expenses						
1. Salaries/Bonuses	906,812			1,107,382		
2. Provision for bonuses	7,860			10,826		
3. Welfare expenses	92,397			106,650		
4. Outsourcing expenses	1,834,434			3,267,033		
5. Traveling and local transport expenses	39,195			50,016		
6. Ground rents/House rents	345,250			480,134		
7. Rental expense	355,646			272,546		
8. Depreciation cost	164,438			192,710		
9. Communications expenses	211,556			289,560		
10. Supplies expenses	17,631			13,709		
11. Commission paid	611,150			653,138		
12. Others	148,686	4,735,060	57.7	226,717	6,670,425	67.3
III Sales and general administrative expenses						
1. Sales promotion expenses	96,931			80,347		
2. Advertising expenses	1,053,950			823,766		
3. Outsourcing expenses	168,895			147,872		
4. Transfer to allowance for bad debt	84,293			92,564		
5. Director's salaries and remuneration	166,207			172,146		
6. Salaries/Bonuses	300,346			291,881		
7. Provision for bonuses	2,678			2,795		
8. Welfare expenses	59,061			46,770		
9. Travel and local transport expenses	29,882			34,760		
10. Land/house rent	85,901			81,466		
11. Depreciation cost	25,278			25,028		
12. Communication expenses	13,189			20,003		
13. Others	374,099	2,460,717	30.0	385,691	2,205,095	22.2
Operating profit		1,011,495	12.3		1,045,771	10.5

(Unit: 1,000 yen)

Item \ Term	14th Term From January 1, 2004 to December 31, 2004 Amount		Composition	15th Term From January 1, 2005 to December 31, 2005 Amount		Composition
IV Non-operating revenue			%			%
1. Interest and dividend income *1	147,568			371,592		
2. Work sharing income *1	134,465			166,340		
3. Accrued commission receivable *1	23,766			8,764		
4. Bad debts recovered	—			2,012		
5. Others	19,345	325,144	4.0	31,821	580,532	5.9
V Non-operating expenses						
1. Interest paid	3,796			12,392		
2. New stock issue expenses	11,356			—		
3. Bond interest	—			5,369		
4. Bond issuing expenses	—			21,126		
5. Others	5,560	20,714	0.3	6,566	45,455	0.5
Ordinary profit		1,315,925	16.0		1,580,848	15.9
VI Extraordinary profit						
1. Gain on sales of fixed assets	—			1,495		
2. Gain on return of allowance for doubtful debts	—			2,450		
3. Gain on sales of stocks of affiliated companies	—			3,091,639		
4. Gain on sales of investment securities	3,177,944	3,177,944	38.7	396,038	3,491,623	35.2
VII Extraordinary loss						
1. Loss on appraisal of capital contribution	—			41,649		
2. Loss on sales of investments on stocks of affiliated companies	—			157		
3. Loss on retirement of fixed assets *2	1,230			91,701		
4. Loss from write-down of securities	21,503			249,669		
5. Loss from write-down of stocks of affiliated companies	619,934			1,167,814		
6. Amount of addition to investment loss reserve	—			165,372		
7. Expenses for change in corporate name	—			37,566		
8. Withdrawal penalty	66,290	708,964	8.6	11,495	1,765,425	17.8
Current net profit before adjustment of taxes		3,784,905	46.1		3,307,045	33.3
Corporate tax, residential tax and business tax	1,734,492			1,863,043		
Amount of adjustment, such as corporate tax	-148,327	1,586,164	19.3	-243,656	1,619,387	16.3
Current period net profit		2,198,740	26.8		1,687,658	17.0
Profit brought forward		648,319			2,535,494	
Interim dividend		111,840			184,095	
Loss on cancellation of combined shares through merger		—			846,021	
Unappropriated retained earnings at end of term		2,735,219			3,193,035	

3) Statement for Appropriation of Profit

(Unit: 1,000 yen)

Term / Item	14th Term March 29, 2005 Amount		15th Term March 29, 2006 Amount	
I Appropriated Profit		2,735,219		3,193,035
II Appropriated Profit Amount				
Dividends	183,235		185,821	
Directors' bonuses	15,610		—	
Auditors' bonuses	880	199,725	—	185,821
III Balance to be carried forward		2,535,494		3,007,213

Note: The dates in columns by term are (estimated) dates of approval by general meeting of shareholders.

Summary of Consolidated Financial Statement for the Term Ending December 2005

February 14, 2006

Name of Listed Company: **GMO Internet, Inc.** Exchange: First Section of Tokyo Stock Exchange
Code: 9449 Head Office Address: Tokyo
(URL http://www.gmo.jp)
Representative: Position: President & Representative director Name: Masatoshi Kumagai
Contact: Position: Executive Director Name: Masashi Yasuda Telephone: 81-3-5456-2555
Date of Board Meeting: February 14, 2006
Whether US GAAP is applied: None

1. Consolidated Results for the Term Ending December 2005 (from January 1, 2005 to December 31, 2005)

(1) Consolidated financial results (Amounts rounded down to the nearest one million yen)

	Sales		Operating profit		Ordinary profit	
	Million yen	%	Million yen	%	Million yen	%
December 31, 2005	37,219	(58.0)	4,352	(55.2)	4,103	(46.3)
December 31, 2004	23,561	(50.3)	2,804	(32.8)	2,805	(44.1)

	Current profit		Current profit per share		Current net profit per share diluted		Shareholders' equity Current net profit ratio	Ratio of ordinary profit to net worth	Ratio of ordinary profit to sales
	Million yen	%	Yen	Sen	Yen	Sen	%	%	%
December 31, 2005	3,258	(27.2)	52	68	52	39	22.0	7.1	11.0
December 31, 2004	2,563	(146.4)	44	81	44	16	21.0	12.2	11.9

Note 1. Equity in earning or loss of investees: term ended December 2005: 0 million yen, term ended December 2004: 0 million yen
2. Average outstanding shares during the term (consolidated): term ended December 2005: 61,429,016 shares, term ended December 2004: 56,315,494 shares
3. Change in accounting policies: Yes
4. Percentages shown for sales, operating profit, ordinary profit and current net profit indicate the rate of increase or decrease compared to the previous year

(2) Consolidated financial conditions

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share	
	Million yen	Million yen	%	Yen	Sen
December 31, 2005	88,057	16,282	18.5	262	51
December 31, 2004	27,896	13,350	47.9	217	93

Note: Number of total outstanding shares (consolidated): December 31, 2005: 62,031,378 shares, December 31, 2004: 61,078,374 shares

(3) Consolidated cash flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financial activities	Closing balance of cash and cash equivalents
	Million yen	Million yen	Million yen	Million yen
December 31, 2005	–230	–22,711	34,748	23,202
December 31, 2004	2,436	–1,112	1,439	11,319

(4) Matters concerning the scope of consolidation and the application of the equity method
Number of consolidated subsidiaries: 25, number of non-consolidated equity method companies: 0, number of affiliated equity method companies: 0

(5) Change in the scope of consolidation and the application of the equity method
Number of newly consolidated companies: 6, number of companies excluded from consolidation: 5, number of companies newly subject to the equity method: 0, number of companies excluded from application of the equity method: 0

2. Projections of consolidated business results for December 31, 2005 (from January 1, 2006 to December 31, 2006)

	Sales	Operating profit	Ordinary profit	Current net profit
	Million yen	Million yen	Million yen	Million yen
Interim	24,000	3,100	2,500	700
Full year	51,000	7,500	6,500	2,200

Note: Anticipation for current net profit per share (Full year) 35.46 yen
Note: Since the business environment surrounding the Group is subject to significant change in a short period of time the results that

will actually be released may differ from the projections.

Status of the Corporate Group

The GMO Internet Group consists of GMO Internet, Inc. ("the Company") and its 21 subsidiaries. Under the corporate slogan, "Internet for Everyone," we have been providing Internet use support (Internet Infrastructure Business) and Internet advertising support (Media Business), adding the Internet Finance Business to our operating portfolio from the current fiscal year.

Until the previous fiscal year, our businesses had been classified into the Internet Use Support Business (Internet Infrastructure Business) and the Internet Advertising Support Business (Media Business), but this fiscal year the Internet Finance Business was established as a new segment. The businesses of the Group and the positioning of those businesses are as follows, and the business classification is the same as the business classification used in the segment information by business type.

Business classification	Major operations		Major company
Internet Use Support Business (Internet Infrastructure Business)	Access operations	Internet access service (Note 1)	Company
	Domain acquisition	Domain acquisition service (Note 2) Service offering the "*internetnumber*"	Company INTERNET NUMBER CORPORATION Paperboy&co. Solis Corporation
	Web Hosting operations	Rental server service (hosting service) (Note 3)	Company GMO HOSTING & SECURITY, INC. (Former GMO Hosting and Technologies, Inc.) Paperboy&co. WEBKEEPERS, INC. @YMC CORPORATION
	Website construction and support	Website construction, operations support service, systems consulting service	Company Grandsphere Co., Ltd. GMO blog, Inc.
	Security operations	Information security and personal, corporate and organization authentication systems for the Internet	GeoTrust Japan, inc.
	Settlement operations	Credit card billing service	GMO Payment Gateway, Inc.
	Enterprise communications	Enterprise communications-related services	GMO Communications Inc. Telecom Online K.K.
	Other business	Organization aimed at information gathering, research and promotion of advanced Internet technologies	GMO Research Institute Inc.
Internet Advertising Support Business (Media Business)	Internet media construction	Development and operation of Internet advertising media including mailing lists (Note 4), Opt-in Mail services, wall-paper, bulletin boards, etc.	Tea Cup Communication, Ltd. GMO Media Inc. (FormerGMO Mobile&Desktop Inc.) GMO Affiliate, Inc.
	Internet advertising sales	Sale of advertisements in which advertisements offering employment and Internet advertising media such as mail magazines (Note 5) and opt-in mail (Note 6) are the major media for advertising	Magclick Inc. San Planning Corporation
	Jword operations	JWord (keywords in Japanese) service (Note 7)	Company Mag Click Co., Ltd. GMO Communications Inc. JWord Inc. (Former AccessPort Inc.)
	Online gaming	Planning and management of online games	Net Clue, Inc. GMO interTAINMENT, Inc.

	Other business	Provision of Internet research systems and the management and operation of research monitors	GMO Research, Inc. (Former GMO Media and Solutions Inc.)
Internet Finance Business	Personal finance operations	Personal finance operations	ORIENT CREDIT CO., LTD.

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

Note 1. The service is branded interQ MEMBERS, BB plus and Bekkoame.

Note 2. This service is branded as Onamae.com and covers procedures for registration and renewal of domain names. Domain names are identifiers for computers or networks on the Internet, such as ".com," ".net," and ".co.jp," which serve as addresses.

Note 3. This service leases part of the disk space of a server that provides information on the Internet. Currently, the service operates under such brand names as BROARD SERVER, interQ Office, Marugoto Server, ISLE, Rapidsite, and Lolipop.

Note 4. This is a system in which information on a specific subject is exchanged between specific people by email.

Note 5. Mail magazines are reading material that publishers regularly distribute to subscribers by email.

Note 6. Opt-in mail is a form of email advertisement. Under this system, users who wish to receive the opt-in mails subscribe to the service and register in advance for the categories of information that they wish to receive. Advertising companies distribute their advertisements directly to the subscribers in the categories that they specified. This service is distinguished from spam, as users make a prior agreement that the opt-in mail is addressed to them.

Note 7. Jword is a service in which users are able to directly access to websites and results of search by directly in putting some Japanese keyword, such as a company name, a product name or a service name, in the address bar on the browser instead of URL on PC where the plug-in is installed.

List of Consolidated Subsidiaries

Company Name	Percentage of voting rights or equity share held	Category	Business Details
GMO Communications Co., Ltd. (*14)	100.0%	Consolidated subsidiary	Enterprise communications and Internet-related business
GMO Research Institute Inc.	100.0%	Consolidated subsidiary	Organization aimed at information gathering, research and promotion of advanced Internet technologies
Net Clue Japan, Inc.	100.0%	Consolidated subsidiary	Planning and management of online games
Telecom Online K. K. (*14)	100.0%	Consolidated subsidiary	Enterprise communications and Internet-related business
Payment-One, Inc. (*1)	100.0%	Consolidated subsidiary	Operation and provision of online credit network for credit cards
Solis Corporation (*2) (*14)	100.0%	Consolidated subsidiary	Domain acquisition business
GMO interTAINMENT, Inc. (*3)	100.0%	Consolidated subsidiary	Planning and management of online games
GMO blog, Inc. (*4)	100.0%	Consolidated subsidiary	Management and operation of blog systems
ORIENT CREDIT CO., LTD. (*5)	98.3%	Consolidated subsidiary	Personal finance operations
Grandsphere Co., Ltd.	92.5%	Consolidated subsidiary	System consulting business
GMO Media Inc. (Former GMO Mobile&Desktop Inc.) (*6)	81.6%	Consolidated subsidiary	Service to provide, develop and operate "wallpaper," an information and ads distribution system for desktops and diverse mail media
GMO Research, Inc. (Former GMO Media and Solutions Inc.) (*6)	81.0%	Consolidated subsidiary	Research business
INTERNET NUMBER CORPORATION	69.6%	Consolidated subsidiary	Service offering the "*internetnumber*"
AccessPort Inc. (Current JWord Inc.)	62.7%	Consolidated subsidiary	Jword (keywords in Japanese) service

GMO HOSTING & SECURITY, INC. (*7) (Former GMO Hosting and Technologies, Inc.)	64.2%	Consolidated subsidiary	Web hosting business
GMO Payment Gateway, Inc. (*8)	52.8%	Consolidated subsidiary	Operation and provision of online credit network for credit cards
GMO Affiliate, Inc. (*9)	51.0%	Consolidated subsidiary	Affiliate services
Tea Cup Communication, Ltd.	51.0% (51.0%)	Consolidated subsidiary	Internet community service
Paperboy & Co.	50.2%	Consolidated subsidiary	Web hosting business for individual users
Mag Click Co., Ltd.	43.2%	Consolidated subsidiary	Internet advertising business
GeoTrust Japan, inc.	97.1% (97.1%)	Consolidated subsidiary	Information security and personal, corporate and organization authentication systems for the Internet
Net Clue Korea, Inc.	100.0% (100.0%)	Consolidated subsidiary	Planning and management of online games
@YMC CORPORATION (*10)	100% (100.0%)	Consolidated subsidiary	Web hosting business
WEBKEEPERS,INC. (United States)	70.0% (70.0%)	Consolidated subsidiary	Web hosting business
San Planning Corporation	67.0% (67.0%)	Consolidated subsidiary	Advertisement agency business

(*)

1. Payment-One, Inc. is an inactive company following management integration through the transfer of business to GMO Payment Gateway, Inc.
2. Solis Corporation became a consolidated subsidiary in September 2005 when the Company acquired its shares through the stock exchange.
3. GMO interTAINMENT, Inc. has become a consolidated subsidiary in the current fiscal year, because of an increase in its significance.
4. GMO blog, Inc. became a consolidated subsidiary in November 2004 when the Company acquired all of its shares through the stock exchange.
   Forval Co.,Ltd., the corporate name before the acquisition, has been changed to GMO blog, Inc.
5. ORIENT CREDIT CO., LTD. became a consolidated subsidiary in September 2005 when the Company acquired its shares.
6. Part of the business of GMO Media and Solutions Inc. was transferred to GMO Mobile&Desktop Inc. in May 2005 through a spin-off. Because of this transfer, the name was changed from GMO Media and Solutions Inc. to GMO Research Inc. and from GMO Mobile&Desktop Inc. to GMO Media Inc. on the same day.
7. In February 2005, GMO Hosting & Security, Inc. (former GMO Hosting & Technologies, Inc.), a consolidated subsidiary, merged with Discount Domain.com Inc., a consolidated subsidiary, and became the surviving company. GMO Hosting & Security, Inc. was listed on the Mothers market of the Tokyo Stock Exchange on December 16, 2005.
8. GMO Payment Gateway, Inc. was listed on the Tokyo Stock Exchange Mothers Market on April 4, 2005.
9. GMO Affiliate, Inc. was established on April 25, 2005.
10. @YMC CORPORATION became a consolidated subsidiary in February 2005 after a stock acquisition by GMO HOSTING & SECURITY, INC. (former GMO Hosting and Technologies, Inc.), another consolidated subsidiary.
11. E-sumai Inc., which had been a consolidated subsidiary, was merged into Next Co., Ltd., the surviving company, as of April 1, 2005, and E-sumai Inc. was dissolved.
12. As of January 1, 2005, the Company as a surviving company merged with CCS Holding Co., Ltd., i's Factory, Ltd. and 3721 Soft Inc., which had been consolidate subsidiaries.
13. The figures in parentheses denote the percentage of indirect ownership.
14. As of January 1, 2006, the Company as a surviving company will merge with three companies: GMO Communications Co., Ltd, Telecom Online K. K., and Solis Corporation.

[Business Organization Chart] The organization chart of the businesses is as follows:


Internet Use Support Business
(Internet Infrastructure Business)
Company
GMO HOSTING & SECURITY, INC.
WEBKEEPERS, INC.
@YMC CORPORATION
Paperboy & co.
INTERNET NUMBER CORPORATION
Solis Corporation
Grandsphere Co., Ltd.
GeoTrust Japan, Inc.
GMO Payment Gateway, Inc.
Payment-One, Inc.
GMO blog, Inc.
GMO Research Institute Inc.
GMO Communications Co., Ltd.
Telecom Online K. K.
Internet Advertising Support Business (Media Business)
GMO Media Inc.
Tea Cup Communication, Ltd.
GMO Affiliate, Inc.
Mag Click Co., Ltd.
GMO San Planning INC.
Net Clue Japan, Inc.
Net Clue, Inc.
GMO interTAINMENT, Inc.
GMO Research, Inc.
JWord Inc. (Former AccessPort Inc.)
Internet Finance Business
ORIENT CREDIT CO., LTD.
Consolidated

Management Policy

1. Basic management policy

Under the slogan, "Internet for Everyone" and with our tireless entrepreneurial imagination, our Group focuses its management resources on providing an Internet platform, including an Internet infrastructure and service infrastructure. With a view to creating sustainable corporate value, we provide an organic combination of the Internet Use Support Business (Internet Infrastructure Business) and Internet Advertising Support Business (Media Business), and strive to establish an Internet Media Group in which each of these parts works in synergy so that our corporate activities contribute to society through the creation of an Internet culture and industry. In the current fiscal year, we added the Internet Finance Business to our operating portfolio to improve our corporate value through synergy with existing Internet businesses.

Management philosophy: We believe the following concepts are important to our staff, and are committed to sharing them.

o Basic principle: The Internet for Everyone

1. Dream (To what are you dedicating your life?)
   ⇨ To obtain a dominant position (either the largest market share or the sole player) in the Internet sector.
2. Vision (Where do we find a goldmine?)
   ⇨ In the ongoing digital revolution, we will concentrate our management resources on providing an Internet platform to make substantial profits.
3. Philosophy (What is our purpose?)
   ⇨ Our activities create a new Internet culture and industry to contribute to society. We also make you smile and we touch your hearts.

2. Basic Policy Concerning Distribution of Profits

For the distribution of profits, while our basic policy is to return profits according to the earnings situation, we have adopted a policy of deciding on the distribution of profits, focusing on the continuation of long-term, stable dividends as well as giving consideration to improving retained earnings to enable us to bolster our corporate strength and prepare for future business developments in a comprehensive way.

Based on this dividend policy, in the term ending December 2005, the Company plans to pay an interim dividend of three yen per share and a final dividend of three yen per share, totaling six yen per share.

3. Position and policy on lowering the unit of investment

The Company lowered the number of stocks per unit from 500 to 100 in February 2004, to increase the liquidity of stocks and expand the range of investors. Moreover, the Company executed a 2-for-1 stock split in August 2004. In reviewing the unit of investment in future, we will carefully study the cost and effect of any change in consideration of performance and market demands.

4. Target Management Indices

We emphasize the ratio of recurring profit to sales as a managerial index, which serves as a gauge of profitability. We have not currently set or announced any short-term target but we intend to continue to aim for further improvement.

5. Medium-to-Long Term Management Strategy

The Group offers all manner of services such as access, domain acquisition, rental servers, website creation and support, online settlement, security, and Internet advertising, etc., under the marketing and advertising slogan of "Becoming Japan's Internet Division." In other words, the Group is the only group in Japan providing comprehensive Internet services, backed by our development and operation of our own one-stop services necessary for enterprises to both use the Internet and to attract customers, and our powerful sales framework. We currently have approximately 460,000 corporate and entrepreneurial customers using our services, particularly our domain acquisition and server services. The basic strategy is to bolster our earnings sources by encouraging the use of the Internet by corporate customers through a further expansion of the corporate customer base.

In the fiscal year under review, we operated the JWord business by consolidating JWord Inc.

This business provides services enabling the display of major search sites such as Yahoo!JAPAN and provides users with direct navigation to websites through the search on the address bar of a web browser, based on an alliance with the leading portal site Yahoo!JAPAN. We consider this a major business for the future.

Moreover, we consolidated ORIENT CREDIT CO., LTD., which provides personal finance services, in September 2005. As the personal finance service has high affinity with the Internet, the combination of ORIENT CREDIT with the Group's Internet business will improve our ability to attract more customers and bolster user convenience and

will further bolster the income base of the Group.
We will endeavor to continue to expand corporate value and the business base as an integrated Internet company by entering into the financial business, in addition to the synergy between the existing businesses and the JWord business.

6. Issues for the Company

(1) Improving management efficiency through reorganization of the corporate group
Although the businesses of the Group have expanded significantly with the acquisition of management resources through an M&A strategy, we believe that a future issue for us is to efficiently use the management resources that we have acquired.
We will continue our initiatives to improve the efficiency of Group management in the future, and will take full advantage of our management resources by seeking synergies among our businesses.

(2) Improving selling power by diversifying the sales channel
The Group's marketing is conducted with a focus on "pull-type marketing" (the method of attracting customers primarily through Internet advertising), and we benefit from our accumulated expertise in this field. We will continue to use pull-type marketing as our primary marketing technique, but we also plan to continue to work on bolstering our sales system target enterprise customers, but expanding facilities and increasing personnel at call centers, etc.

(3) Improving customer satisfaction
Given a future in which competition in the Internet sector will become even tougher, we believe that improving the level of customer satisfaction is essential for encouraging customers to continue to use our services. The entire Company will work as one to bolster customer satisfaction. It will do this by improving the quality of service, strengthening customer support systems, and promoting communications with customers so that they feel pleased and grateful with our services.

7. Basic position on establishment of an administrative organization (corporate governance) and status of measures in this respect

(Basic stance on corporate governance)
The Company understands that its most important challenge is to increase the soundness and transparency of its business administration and to make flexible managerial decisions and achieve appropriate management to ensure a continuous increase in corporate value.

(Measures taken for corporate governance)
(1) The status of the administrative organization responsible for corporate managerial decision-making, execution and supervision and other corporate governance structures
In the Company, the Board of Directors and the Board of Auditors are responsible for auditing and supervising operations. The Board of Directors consists of 12 directors and makes decisions on issues specified in management policies and in laws and regulations, as well as on important management affairs. Positioned as the supervisory organization on business operations, it carries out appropriate and swift managerial decision-making.
The Board of Auditors consists of three auditors, two of whom are outside auditors. The auditors attend meetings of the Board of Directors and other important meetings and inspect the operational and financial situation in accordance with the regulations of the Board of Auditors to examine the performance of directors.

(2) Human relations, capital or trading relationships and other interests between the Company and its outside auditors
None of the Company's outside auditors has any relationship of interest of concern to the Company.

(3) Initiatives over the past twelve months to strengthen corporate governance
The Company makes decisions on important management matters and reviews business conditions at meetings of the Board of Directors, which are held four times a month. It deliberates on matters promptly and properly under the strict supervision of the Board of Statutory Auditors. The Company has also established an Internal Audit Office which carries out internal audits on the conduct of business and the status of control, and also evaluates and makes suggestions to Group companies.
The Company will endeavor to further strengthen its system of disclosure to ensure fuller disclosure of accurate information on the Internet in a timely manner.

Business Results and Financial Conditions

1. Business Results

We report here the business results and financial situation for the term ending December 2005 (from January 1, 2005 to December 31, 2005).

(1) General business conditions

During this fiscal year, the Japanese economy continued to show signs of economic recovery with a recovery in corporate plant and equipment investment and an increase in share prices, etc. In the Internet market, which is the arena in which the Group operates, the number of users of broadband services reached 21,420,000 in Japan at the end of September 2005. The Internet environment is now firmly established, and Internet use continues to grow (*).

In these circumstances, in the Internet Use Support Business (Internet Infrastructure Business), in February 2005 we made @YMC CORPORATION a consolidated subsidiary in an attempt to strengthen our rental server business. In our Internet Advertising Support Business (Media Business), the Group entered into a partnership with Yahoo! Japan for our JWord Business provided through JWord Inc. (formerly AccessPort Inc.). Also, we embarked on the Internet Finance Business in September by consolidating ORIENT CREDIT CO., LTD. As a result, the Group recorded sales of 37,219,808,000 yen (up 58.0% year-on-year), operating profit of 4,352,481,000 yen (55.2% increase year-on-year), ordinary profit of 4,103,097,000 yen (46.3% increase year-on-year), and current profit of 3,258,953,000 yen (27.2% increase year-on-year).

GMO Payment Gateway, Inc., a consolidated subsidiary, on April 4, 2005, and GMO Hosting & Security, Inc. on December 16, 2005 were listed on the Mothers market of the Tokyo Stock Exchange. Because of this listing, the Company posted a 1,364,951,000 yen profit from the change of equity holdings, while a 773,325,000 yen loss on liquidation of business was recorded, because of factors such as the shrinkage of telecommunications-related businesses at consolidated subsidiaries.

Please also note that from this consolidated accounting period, the names of our business units have changed from the "IxP (Internet Infrastructure Related Business)" to "Internet Use Support Business (Internet Infrastructure Business)" and from the "Internet Ad Media Business" to the "Internet Adverstising Support Business (Media Business)". We have also established the "Internet Finance Business" as a new buiness segment.

<Segment Information>

・Internet Use Support Business (Internet Infrastructure business)

The Internet Use Support Business (Internet Infrastructure business) achieved sales of 16,055,139,000 yen, up 2.6% from the previous year, and operating profit of 2,552,189,000 yen, up 13.9% from the previous year. In the domain acquisition, rental servers and settlement businesses, earnings are steadily increasing.

・Internet Advertising Support Business (Media Business)

The Internet Advertising Support Business (Media Business) posted sales of 12,005,989,000 yen, an increase of 44.2% year on year, and operating loss of 229,073,000 yen (486,846,000 yen for the same period the previous year). From this consolidated accounting period, JWord Inc. (formerly AccessPort Inc.), which became a subsidiary in November 2004, contributed to the Group's consolidated results, and, thanks to the steady growth, the online gaming business has also seen an increase in revenues. However, an increase in costs because of factors such as a shift of sales personnel from the Internet Use Support Business, a sharp rise in operating equipment expenses, and investment in new businesses put pressure on earnings. The result was a decline in profit.

・Internet Finance Business

The Internet Finance Business registered sales of 9,389,170,000 yen and operating profit of 1,980,414,000 yen, a reflection of the consolidation of ORIENT CREDIT CO., LTD. in the second half of the current fiscal year.

* According to the "Changes in the Number of Subscribers for Broadband Service" released by the Ministry of Internal Affairs and Communications on November 29, 2005

2. Financial Situation

<Assets, liabilities and shareholders' equity>

Those items among assets, liabilities and shareholders' equity as of December 31, 2005 showing a significant change from the results of December 31, 2004 are as follows.

In current assets, "Operational loans" and "Accrued income" have increased 27,010,379,000 yen and 3,578,822,000 yen, respectively. Under fixed assets, "Account for consolidated adjustments" expanded 14,401,478,000 yen. The major factor for the increase is a rise in the number of new consolidated subsidiaries. Meanwhile, in current liabilities, "Short-term debt," "Current portion of long-term debt," and "Long-term bonds payable" rose 5,412,500,000 yen, 8,300,400,000 yen, and 4,150,000,000 yen, respectively, also reflecting mainly the increase in the number of new consolidated subsidiaries. "Convertible bonds with stock acquisition rights" also climbed 31,000,000,000 yen, reflecting new issues to redeem straight corporate bonds, which were issued to acquire the shares in Orient Credit Co., Ltd.

3. Cash Flow

Cash flow for this term increased 11,883,528,000 yen from the end of the previous fiscal year, to 23,202,882,000 yen, thanks to cash flow from financial activities of 34,748,770,000 yen attributable to the issuance of corporate bonds, etc. to acquire shares in Orient Credit Co., Ltd., offsetting the net expenditure of 230,923,000 yen in cash flow from operating activities, mainly reflecting the payment of income taxes, and the net expenditure of 22,711,100,000 yen in cash flow from investing activities primarily attributable to the acquisition of shares in Orient Credit Co., Ltd.

The status of each item of cash flow and related factors are as follows.

"Cash flow from operating activities" decreased 230,923,000 yen (compared with an increase of 2,436,921,000 yen for the same period in the previous year). This is because 6,592,891,000 yen in current net profit before adjustment of taxes was offset by an increase in operational loans of 6,416,496,000 yen and the payment of taxes of 2,498,012,000 yen.

"Cash flow from investing activities" decreased 22,711,100,000 yen (decreased 1,112,515,000 yen in the previous year) as a result of outlays of 2,514,387,000 yen for the acquisition of investment securities and 24,148,128,000 yen for the acquisition of shares in subsidiaries, which was associated with a change in the scope of consolidation, as against proceeds of 3,330,802,000 yen from the sale of shares in subsidiaries and 886,873,000 yen from the sale of investment securities.

"Cash flow from financing activities" increased 34,748,770,000 yen (increased 1,439,562,000 yen in the previous year) thanks to cash inflows of 63,300,000,000 yen from the issue of bonds and 21,055,100,000 yen from long-term and short-term borrowings, despite expenditures of 31,625,000,000 yen for the redemption of bonds and 19,522,600,000 yen for the repayment of long-term and short-term debts.

4. Business risks, etc.

(1) Competition

Our Group provides comprehensive services to meet the needs of users through the Internet Use Support Business (Internet Infrastructure Business) which consists chiefly of the access business, the rental server business and the domain acquisition business, and the Internet Advertising Support Business (Media Business) which is the Internet advertisement sales business. We believe that the Company has predominance in this comprehensive business development. However, there is a possibility that, in each business, competition with telecommunications carriers, power companies and existing independent enterprisers will intensify. There is also a possibility that new corporate groups which have the same business structure as our Group will emerge through business tie-ups and merger. If competition for the acquisition of users intensifies in the future, the revenue of our Group may decline. In addition, we may be required to reduce fees, or increase costs such as advertising expenses and capital investment. This may possibly have an important effect on the results of our Group.

(2) Technological innovation

Innovation in Internet technologies will continue its rapid progress. In addition, along with this progress, industry standards and user needs will rapidly change. Therefore, new services, new technologies and new products will continue to appear. If we lag behind in keeping up with technological innovation, the services and facilities and equipment provided by our Group may become obsolete, and our competitiveness may become weaker than our competitors. This may possibly have a critical impact on the business of our Group. We consider that our Group will need to pay close attention to the development and trends of new technologies, and throw our energy into

improving systems and the ability of our staff.

(3) Risks arising from non-collection of receivables

The Company's trade account receivables for the Internet Use Support Business (Internet Infrastructure Business) include many small amount receivables of monthly amount 10,000 yen or less with general individual customers, medium-to-small sized companies, and SOHO, etc. The methods for the collection of the receivables range widely over bank remittance, postal transfer, transfer through convenience store, and credit card settlement in consideration of the convenience of users. If a user intentionally does not remit a fee, the collection of this receivable will be delayed.

The Company sets up the entire amount of receivables in arrears as individual reserves for receivables which are in arrears for one year or longer from the time of recognition as uncollected receivable. We also set up reserves based on the past bad debt results for receivables which are in arrears for less than one year from the time of recognition as uncollected receivable. With respect to receivables which passed two years from the time of recognition as an uncollected receivable and are not expected to be collected based on our judgment, we write off the receivables through the appropriation of bad debt reserves. The write-off through appropriation amounted to 150 million yen on December 31, 2005.

The Company made efforts to collect receivables to the extent possible through demand using telephone, mail and e-mail, etc. We recorded a bad debt reserve of 227 million yen as of December 31, 2005. However, if the number of accounts in arrears and the amount of receivables in arrears increase in the future because of bankruptcies, etc. depending on the influence of the economic situation, this may possibly impact the results of the Company.

(4) Legal restrictions

Our Group is subject to the following legal restrictions. However, if, with the growth of the Internet in the future, laws and ordinances to restrict the users of the Internet and related enterprisers are established, the application of existing laws and ordinances, etc. become clear, or any self-restraint is required, there is a possibility that the business of our Group will be restricted.

(a) Telecommunication Business Law

The Telecommunication Business Law was established for the following purposes. In the light of the public nature of the telecommunications business, the smooth provision of telecommunications services should be secured and the interests of users should be protected by ensuring that the conduct of the telecommunications business is proper and reasonable. Consequently, the sound development of telecommunications and public convenience must be secured, and public welfare should be advanced. When conducting the Internet business, the Company as a designated telecommunications carrier faces restraints on items such as the prohibition of censorship, the protection of the secrecy of communication, services, telecommunication facilities and the connection of facilities and equipment, etc.

(b) Law Regulating Adult Entertainment Business, etc.

The Law Regulating Adult Entertainment Business, etc. was established for the following purpose. The business hours and area, etc. of the adult entertainment business and other related businesses should be restricted to maintain good public morals and a healthy environment and to prevent acts with the potential to impede the sound development of juveniles, and entry by juveniles into the places of such business should be restricted. In addition, measures to make the adult entertainment business fair and reasonable should be taken to contribute to the soundness of the adult entertainment business. The purpose of the law is to control directly persons who engage in the adult entertainment business.

However, Internet connection services require us to provide users with server space. Connection companies have an obligation to make efforts to assume responsibilities for the control of the company's own servers. The Company is subject to this law when conducting the Internet business (enforced on April 1, 1999).

With respect to websites opened by customers, an agreement which was entered into by and between the Company and registered agencies that set up websites provides clearly that responsibilities for the details of websites lie with the person who uploads content. In addition, we have made every effort to make legal compliance universally known, and have endeavored to check the details of websites. We thus paid attention to the prohibition of the distribution of illegal and harmful information through self-restraint. However, there can be no guarantee that these measures have been sufficient. Therefore, there is a possibility that users, other related persons and administrative agencies will provide administrative guidance, lodge a complaint, claim compensation for damage or give advice about websites opened by customers.

(c) Unauthorized Computer Access Law

This law was established for the purposes of preventing computer crimes committed via telecommunications lines, maintainin order in telecommunications realized by access control functions and thereby contributing to the sound

development of the advanced information-oriented society.

However, an obligation to take measures necessary to protect against acts of unauthorized access is imposed on persons who control the operation of computers connected to telecommunication lines. The above provision is applied to the Company as a person who controls the operation of computers.

(d) Law concerning Limitation of Damages to Specific Telecommunications Service Provider and Disclosure of Sender Information

The Law concerning Limitation of Damages to Specific Telecommunications Service Provider and Disclosure of Sender Information provides for rights to demand limitations on damages to specific telecommunications service providers and the disclosure of sender information. It aims to contribute to the proper distribution of information through specified telecommunications in light of the growth of the distribution of information via the Internet, etc. The Company as a designated telecommunications service provider is subject to this law when conducting the Internet business. The scope of responsibilities of the Company is limited under this law. However, the law impacts on the activities of information senders. Therefore, when the Company takes action under the law, the Company needs to make very important judgments. If a judgment is incorrect, there is a possibility that users, other related persons and administrative agencies will provide administrative guidance, lodge complaints, claim compensation for damage or give advice to the Company.

(e) Law concerning Specified Commercial Transactions

The Law concerning Specified Commercial Transactions was established for the purpose of protecting the interests of purchasers, etc. by making specified commercial transactions (door-to-door sales and mail-order sales) fair and just and preventing purchasers, etc. from incurring damages, and making the distribution of goods and products and the provision of services proper and smooth, thereby contributing to the sound development of the national economy. The law has a number of provisions concerning methods for specified commercial transactions.

Among others, when placing advertisements for mail-order sales, restraints are imposed on the method for the display of the advertisements, including electronic methods.

The e-mail advertisement business of the Company is subject to the above restraints on the method for advertisement there is thus a possibility that the method for the conduct of the e-mail advertisement business will be restricted.

(f) Law for Normalization of Transmission of Specified E-Mails

The Law for Normalization of Transmission of Specified E-Mails was established to create a positive environment for the use of e-mail. It sets out measures to normalize the transmission of specified e-mail in light of the need to prevent problems with the transmission and reception of e-mail, caused by the transmission of specified e-mail for advertisements to a large number of people at one time. The law imposes on the sender an obligation to show a contact address in specified e-mail and prohibits the transmission to persons who opt out.

The e-mail advertisement business of the Company is subject to the above restraints on methods for the transmission of specified e-mails and there is thus a possibility that the method for the conduct of the e-mail advertisement business will be restricted.

(g) Act concerning Protection of Personal Information

In light of the growing use of personal information associated with progress in the advanced information-oriented society, an obligation is imposed on businesses handling personal information concerning restrictions on the purposes of use of personal information, ensuring appropriateness and accuracy for the acquisition of personal information, safety control measures, and restrictions on providing personal information to third parties for the purpose of protecting the rights and interests of individual persons while paying attention to the usefulness of information with respect to the proper treatment of personal information.

Under the law, the Company has a legal obligation to carry out a procedure to properly explain to and obtain the approval of users with respect to the purpose of the use of personal information and the provision of personal information to third parties and to take measures to properly control personal information.

The above obligation based on this law applies on the date of introduction of April 1, 2005 based on the supplementary regulation of the law.

(5) Possibility of legal action

The Internet provides simple e-mail and information retrieval services, In addition, a broad array of information, goods and services of all areas including distribution and finance are provided through the Internet. In these circumstances, our Group has endeavored to reliably provide services and operate systems. We made preparations to deal with problems through a permanent power supply device, 24/7 control and maintenance systems using backup systems, and customer support systems. However, if a problem that cannot be solved based on the crisis management system of the Company arises, there is a possibility that the users of the services of our Group will

incur certain damage. Although the service agreement of our Group includes an exemption clause, there is a possibility that there will be an important impact on the business of our Group. There has been no important lawsuit with an important effect on the results of our Group in the past. However, there is a possibility that a lawsuit or other appeal will be brought against the Group as it develops its business.

(Internet Finance Business)

(6) Legal restrictions

In the Internet Finance Business, the personal finance business is controlled based on the Moneylending Control Law and the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits (hereinafter referred to as "the Capital Subscription Law."

The upper limit of interest rates on loans for the personal finance business of Orient Credit Co., Ltd., a consolidated subsidiary of the Company, is controlled by the Capital Subscription Law. The amended Moneylending Control Law and the Capital Subscription Law provide that "the upper limit of interest rates will be examined and revised as necessary in consideration of the conditions of funding demand and other economic and financial conditions, the conditions of the setting-up of interest rates on loans according to the financial resources and creditworthiness of persons requiring funds and the actual conditions of the business of money lenders within three years of the date of enforcement (January 2007)." If the upper limit of interest rates based on the Capital Subscription Law is lowered to a level that is lower than the upper limit of the interest rates of Orient Credit Co., Ltd. in the future, there is a possibility that it will impact the earnings and results of our Group.

In addition, based on Paragraph 1 of Article 1 of the Interest Rate Restriction Law, an agreement on an interest rate for loan for consumption for the purpose of money that exceeds the upper limit of interest rates (an amount calculated at an annual rate of 20% for a principal of less than 100,000 yen, 18% for a principal of 100,000 yen or more and less than 1,000,000 yen and 15% for a principal of 1,000,000 yen or more) should become invalid. However, when an obligor voluntarily pays the excess portion, the obligor may not claim the return of the paid excess portion based on Paragraph 2 of Article 1 of the Interest Rate Restriction Law. Based on Article 43 of the Moneylending Control Law, if the document prescribed by the law is delivered at the time of the conclusion of an agreement, an obligor voluntarily paid the excess portion as interest, and the payment falls into the payment of a debt based on an agreement for which the document provided in the law was delivered, it shall be deemed as effective payment of interest irrespective of the provision of Paragraph 1 of Article 1 of the Interest Rate Restriction Law.

The upper limit of interest rates on loans of the Orient Credit Co., Ltd. group includes a portion exceeding the upper limit of interest rates based on the Interest Rate Restriction Law. Therefore, there is a possibility that the movement of claims for the return of this excess interest will impact the earnings and results of our Group.

(7) Bad debt risk

Orient Credit Co., Ltd. has strengthened its credit control and management and collection systems daily. As a result, credit cost tends to decline.

However, if loans became nonperforming loans because of a change in business environments caused by the deterioration of economic trends and the amendment of laws, credit cost may increase, impacting the earnings and results of our Group.

(8) Fund raising

Orient Credit Co., Ltd. has raised funds through a variety of means including borrowing from financial institutions and a program for securitization of loans and straight bonds, and has endeavored to optimize the cost of fund raising. After Orient Credit Co., Ltd. became a consolidated subsidiary of our Group, it has further reduced the cost of fund raising thanks to the effect of the supplementation of creditworthiness.

At present, Orient Credit Co., Ltd. is not difficult to raise funds. However, if the fund raising of Orient Credit Co., Ltd. is impacted by a sharp rise in interest rates or a change in fund raising environments in the future, there is a possibility that it will have an effect on the earnings and results of our Group.

3. Projections of consolidated business results for December 31, 2006

(Since the business environment surrounding the Group is subject to significant change over short time frames, the results actually released may differ from the projections.)

- Forecast of consolidated results (from January 1, 2006 to December 31, 2006)

	FY 2006	Change from year-ago level	FY 2005
	Million yen	%	Million yen
Sales	51,000	37.0	37,219
Operating profit	7,500	72.3	4,352
Ordinary profit	6,500	58.4	4,103
Current net profit	2,200	-32.5	3,258

- Forecast of the non-consolidated results (from January 1, 2006 to December 31, 2006)

	FY 2006	Change from year-ago level	FY 2005
	Million yen	%	Million yen
Sales	12,000	21.0	9,921
Operating profit	1,000	-4.4	1,045
Ordinary profit	1,100	-30.4	1,580
Current net profit	760	-55.0	1,687

Changes in business results and financial conditions for each quarter (consolidated basis)

(Unit: million yen)

	2004 4Q	2005 1Q	2005 2Q	2005 3Q	2005 4Q
Operating revenue	7,536	7,657	6,646	11,409	11,506
Operating profit	1,001	914	208	1,331	1,898
Ordinary profit	1,001	936	217	1,163	1,784
Current net profit	647	456	210	434	2,158
Total assets	27,896	28,722	27,487	85,760	88,057
Shareholders' equity	13,350	13,547	13,627	14,076	16,282

Changes in business results and financial conditions for each quarter (by individual)

(Unit: million yen)

	2004 4Q	2005 1Q	2005 2Q	2005 3Q	2005 4Q
Operating revenue	2,322	2,627	2,508	2,419	2,365
Operating profit	389	321	186	302	236
Ordinary profit	418	702	237	306	334
Current net profit	551	752	161	176	598
Total assets	17,861	18,180	16,017	50,355	46,358
Shareholders' equity	12,088	11,655	11,713	11,954	12,574

(Reference)

Table: The quarterly change by segment

I. Sales (Unit: million yen)

		2004 4Q	2005 1Q	2005 2Q	2005 3Q	2005 4Q
Internet Use Support Business (Internet Infrastructure Business)						
	Access	713	751	716	696	655
	Domain acquisition	312	399	380	367	396
	Web hosting	1,590	1,649	1,763	1,795	1,819
	Website construction and support	545	360	221	190	231
	Security	41	57	68	70	67
	Credit card payment processing	279	288	303	432	371
	Enterprise communications	956	1,020	377	202	209
	JWord *2	355	-	-	-	-
	Others	60	39	20	55	76
	Total segment sales	4,856	4,566	3,851	3,809	3,827
Internet Advertising Support Business (Media Business)						
	Internet media construction	916	630	447	492	474
	Internet advertising sales	2,003	1,944	1,587	1,581	1,946
	Jword *2	121	698	834	783	712
	Online gaming	82	180	210	199	184
	Others	36	34	19	37	74
	Total	3,160	3,488	3,099	3,094	3,393
	Subtraction of intra-segment sales	(370)	(336)	(237)	(236)	(257)
	Total segment sales	2,789	3,151	2,861	2,857	3,135
Internet Finance Business						
	Personal finance operations	-	-	-	4,759	4,629
	Total segment sales	-	-	-	4,759	4,629
Deduction of dealings between segments		(109)	(60)	(66)	(16)	(86)
Consolidated sales		7,536	7,657	6,646	11,409	11,506

II. Operating profit and loss (Unit: million yen)

	2004 4Q	2005 1Q	2005 2Q	2005 3Q	2005 4Q
Internet Use Support Business (Internet Infrastructure Business)	831	814	608	658	470
Internet Advertising Support Business (Media Business)	156	85	-416	-38	139
Internet Finance Business	—	—	—	692	1,288
Subtotal	988	900	192	1,311	1,898
Deduction of dealings between segments	12	13	15	19	0
Consolidated operating profit and loss	1,001	914	208	1,331	1,898

*1: Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

*2: While in FY2004, sales relating to the JWord business were recorded in both segments, from this consolidated accounting period, they will be recorded in the Internet Advertising Support Business (Media Business) segment.

2. 【Production, Orders and Sales】

(1) Results of production

There is no applicable item.

(2) Results of purchase

Item	Amount of purchase (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	20,402	49.3
Internet Advertising Support Business (Media Business)	4,892,937	163.3
Internet Finance Business	—	—
Total	4,913,333	161.7

(Note) 1. Figures do not include consumption tax.
2. Figures are shown using purchase prices.

(3) Results of orders received

Item	Amount of orders received (thousand yen)	Change from year-ago level (%)	Backlog of orders (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	869,447	80.3	120,272	62.9
Internet Advertising Support Business (Media Business)	8,466,970	105.6	305,173	79.9
Internet Finance Business	—	—	—	—
Total	9,336,448	102.6	425,445	74.2

(Note) 1. Figures do not include consumption tax.

(4) Sales results

Item	Sales (thousand yen)	Change from year-ago level (%)
Internet Use Support Business (Internet Infrastructure Business)	15,953,131	102.0
Internet Advertising Support Business (Media Business)	11,877,506	142.6
Internet Finance Business	9,389,170	—
Total	37.219,808	155.3

(Note) 1. Figures do not include consumption tax.
2. The ratio of the results of sales to each major customer and the results of sales under review to the results of total sales is less than 10% for the previous accounting term and the accounting term under review and entry is therefore omitted.

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

1. Consolidated Financial Statements, etc.

(1) 【Consolidated Financial Statements】

1) 【Consolidated Balance Sheet】

		As of December 31, 2004 Samary consolidated balancesheet in the previous fiscal year			As of December 31, 2005 Samary consolidated balancesheet in this fiscal year		
Item	NOTE number	Amount (Thousand yen)		Composition (%)	Amount (Thousand yen)		Composition (%)
(Assets)							
I Current Assets							
1. Cash and deposits			11,556,654			24,192,882	
2. Accounts receivable			3,618,436			2,965,738	
3. Inventory assets			46,071			31,605	
4. Deferred tax asset			388,185			1,544,780	
5. Operational loans			—			27,010,379	
6. Accrued income			—			3,578,822	
7 Other assets			883,013			1,771,743	
Allowance for doubtful debts			-380,260			-6,589,597	
Total Current Assets			16,112,100	57.8		54,506,355	61.9
II Fixed assets							
1.Tangible fixed assets							
(1) Buildings and structures			393,358			255,231	
(2) Tools and equipment			239,303			555,958	
(3) Land			382,095			9,800	
(4) Others			36,628			7,617	
Total Tangible Fixed Assets			1,051,386	3.8		828,607	0.9
2. Intangible fixed assets							
(1) Goodwill			598,033			409,072	
(2) Software			602,166			2,053,300	
(3) Account for consolidated adjustments			2,390,768			16,792,246	
(4) Others			355,590			459,380	
Total of intangible fixed assets			3,946,559	14.1		19,713,999	22.4
3.Investments and other assets							
(1) Investments in securities			4,716,526			6,676,076	
(2) Long-term loan			28,173			111,839	
(3) Investment			494,187			455,211	
(4) Deposit			973,055			1,041,181	
(5) Long-term money deposited			—			3,173,388	
(6) Deferred tax asset			174,392			678,309	
(7) Others			410,053			886,118	
Allowance for bad debt			-9,632			-13,718	
Total of investments and other assets			6,786,756	24.3		13,008,406	14.8
Total of fixed assets			11,784,702	42.2		33,551,013	38.1
Total of assets			27,896,802	100.0		88,057,369	100.0

Item	NOTE number	As of December 31, 2004 Samary consolidated balancesheet in the previous fiscal year			As of December 31, 2005 Samary consolidated balancesheet in this fiscal year		
		Amount (Thousand yen)		Composition (%)	Amount (Thousand yen)		Composition (%)
(Liabilities)							
I. Current liabilities							
1. Notes payable and accounts payable – trade			1,296,946			1,145,053	
2. Short-term debt	* 3		2,178,500			7,591,000	
3. Current portion of long-term debt			—			8,300,400	
4. Bonds to be redeemed within one year			—			150,000	
5. Convertible bonds with equity warrant to be repaid within one year			—			31,000,000	
6. Accrued amount payable			2,134,242			2,288,712	
7. Accrued corporation tax, etc			1,753,448			2,610,787	
8. Allowance for bonuses			37,400			108,681	
9. Deferred tax liability			3,226			—	
10. Advance money			1,069,035			1,382,220	
11. Other liabilities			1,766,589			1,858,193	
Total of current liabilities			10,239,387	36.7		56,435,049	64.1
II Fixed liabilities							
1. Long-term bonds payable			—			4,150,000	
2. Long-term debt			—			5,445,950	
3. Long-term accounts payable			553,585			656,317	
4. Deferred tax liability			99,631			2,793	
5. Officers' retirement allowance reserve			—			50,200	
6. Allowance for retirement benefits for employees			—			192,238	
7. Other fixed liabilities			19,281			157,849	
Total of fixed liabilities			672,498	2.4		10,655,349	12.1
Total of liabilities			10,911,886	39.1		67,090,398	76.2
(Minority Equity)							
Minority equity			3,634,289	13.0		4,684,079	5.3
(Shareholder's Equity)							
I Capital stock	* 4		3,311,130	11.9		3,311,130	3.8
II Capital reserve			5,284,148	19.0		5,353,357	6.1
III Earned surplus			4,768,047	17.1		7,617,791	8.6
IV Other gaps in appraisal of securities			120,579	0.4		28,214	0.0
V Equity adjustment from foreign currency translation			4,598	0.0		-3,621	0.0
VI Own stocks	* 5		-137,877	-0.5		-23,980	0.0
Total of shareholders' equity			13,350,626	47.9		16,282,890	18.5
Total of liabilities, minority equity and shareholders' equity			27,896,802	100.0		88,057,369	100.0

2) 【Consolidated Profit and Loss Statement】

Item	NOTE number	Consolidated accounting period in the previous term From January 1, 2004 to December 31, 2004 Amount (Thousand yen)		Composition (%)	Consolidated accounting period in this term From January 1, 2005 to December 31, 2005 Amount (Thousand yen)		Composition (%)
I Operating revenue			23,561,986	100.0		37,219,808	100.0
II Business expenses	* 1		9,675,171	41.1		12,814,347	34.4
III Sales and general administrative expenses	* 2		11,081,946	47.0		20,052,980	53.9
Operating profit			2,804,867	11.9		4,352,481	11.7
IV Non-operating revenue							
1. Interest received		11,904			25,386		
2. Fees received		24,992			52,297		
3. Bad debt recovered		8,614			2,152		
4..Profit from investment partnership		4,084			28,349		
5. Foreign exchange gain		—			16,769		
6. Sales compensation payments		—			48,300		
7. Others		34,543	84,138	0.4	74,690	247,946	0.6
V. Non-operating expenses							
1. Interest paid		9,188			19,020		
2. Stock issue costs		18,822			37,866		
3. Exchange loss		4,124			—		
4. Loss from investment partnership		13,134			—		
5. Expense for out-of-court settlement		—			341,470		
6. Others		38,258	83,528	0.4	98,973	497,330	1.3
Ordinary profit			2,805,478	11.9		4,103,097	11.0
VI. Extraordinary profit							
1. Gain from the prior-term adjustment	* 3	—			34,868		
2.Gain on sales of fixed assets	* 4	38,686			14,287		
3. Gain on sales of investments on stocks of securities		3,357,981			459,788		
4. Gain on sales of investments on stocks of affiliated companies		—			3,010,629		
5. Debt forgiveness income	* 5	23,768			—		
6. Profit from change of equity investees	* 6	16,038			1,364,951		
7. Gain on return of allowance for doubtful debts		8,399	3,444,874	14.6	20,595	4,905,120	13.2
VII Extraordinary loss							
1. Loss from the prior-term adjustment	* 7	—			11,093		
2. Loss on sales of fixed assets	* 8	—			116,264		
3. Loss on retirement of fixed assets	* 9	161,893			468,913		
4. Devaluation of goodwill		42,185			82,193		
5. Loss on devaluation of subsidiaries		21,503			330,800		
6. Loss on sale of investment securities		2,099			—		
7. Loss on devaluation of affiliated company		18,932			10,049		
8. Loss on sales of investments on stocks of affiliated companies		—			6,933		
9. Loss on appraisal of capital contribution		—			41,649		
10. Amortization of the consolidated adjustment account	* 10	444,894			—		
11. Loss on change of equity investees	* 11	94,073			246,289		
12. Office relocation cost		12,246			—		
13. Penalty for breaking a lease		68,475			75,158		

14. Loss on disposal of underforming business	* 12	—			773,325		
15. Expenses for change in corporate name		—			37,566		
16. Payments for damages	* 13	—			160,110		
17. Others		4,950	871,255	3.7	54,979	2,415,327	6.5
Current net profit before adjustment of taxes			5,379,096	22.8		6,592,891	17.7
Corporate tax, residential tax and business tax		2,229,871			3,222,231		
Amount of adjustment, such as corporate tax		325,394	2,555,265	10.8	-266,035	2,956,196	7.9
Profit of minority shareholders			260,762	1.1		377,741	1.0
Current period net profit			2,563,068	10.9		3,258,953	8.8

3) 【Statement of Consolidated Surplus】

Item	NOTE number	Consolidated accounting period in the previous term From January 1, 2004 to December 31, 2004 Amount (Thousand yen)		Consolidated accounting period in this term From January 1, 2005 to December 31, 2005 Amount (Thousand yen)	
(Capital Surplus)					
I. Balance of capital surplus at beginning of term			4,432,990		5,284,148
II. Increase in capital surplus					
1. Issue of new stocks through stock swap		774,845		30,692	
2. Gains on sales of treasury stock		76,312	851,158	38,515	69,208
III Closing capital surplus balance			5,284,148		5,353,357
(Earned Surplus)					
I. Balance of earned surplus at beginning of term			2,563,536		4,768,047
II. Increase in earned surplus					
1. Current net profit		2,563,068		3,258,953	
2. Increase in earned surplus due to merger		9,226		—	
3.Increase in surplus due to increased number of consolidated subsidiaries		63,565		5,229	
4. Increase in earned surplus due to a decrease in the number of consolidated subsidiaries		—	2,635,860	2,468	3,266,651
III. Decrease in earned surplus					
1. Dividend		277,846		367,330	
2. Bonus to directors and statutory auditors		13,604		36,063	
3. Decrease in surplus due to increased number of consolidated subsidiaries		124,888		4,023	
4. Decrease in earned surplus due to merger		—		8,805	
5. Decrease in surplus due to merger of consolidated subsidiaries and affiliates		15,009	431,349	684	416,907
IV. Balance of earned surplus at end of the term			4,768,047		7,617,791

4) 【Statement of consolidated Cash Flow】

		Consolidated accounting period in the previous term From January 1, 2004 to December 31, 2004	Consolidated accounting period in this term From January 1, 2005 to December 31, 2005
Item	NOTE number	Amount (Thousand yen)	Amount (Thousand yen)
I Cash flow from operating activities			
Current net profit before adjustment of tax, etc.		5,379,096	6,592,891
Depreciation charge		495,995	906,553
Amortization of the consolidated adjustment account		609,930	957,428
Increase in allowance for doubtful debts		-145,116	-297,663
Increase in allowance for bonuses		4,422	-9,786
Increase or decrease in retirement benefit costs			19,627
Gain on sales of investments in securities		-3,357,981	-459,788
Gain on sales of stocks of affiliated companies		—	-3,010,629
Gain on sales of Goodwill		—	—
Interest received and dividend received		-11,904	-25,385
Interest paid		9,188	18,948
Foreign currency transaction gain and loss		3,154	-36,592
Stock issue costs		18,822	37,866
Loss on sales of invstments in securities		2,099	1
Loss on devaluation of investments in securities		21,503	330,800
Loss from write-down of investments in affiliates		18,932	10,049
Loss on appraisal of capital contribution		—	41,649
Depreciation of goodwill		42,185	82,193
Loss on retirement of fixed assets		161,893	389,705
Loss on sales of fixed assets		—	116,264
Gain on sales of fixed assets		-38,686	-14,287
Loss on disposal of underperforming business		—	—
Loss on devaluation of subsidiaries' stock		-23,768	—
Loss from investments by the equity method		—	—
Gain from change of equity investees		-16,038	-1,364,951
Loss from change of equity investees		94,073	246,289
Decrease (increase) in operational loans		—	-6,416,496
Increase (decrease) in accounts receivable		-444,541	697,526
Increase (decrease) in other assets		-373,373	4,787,809
Increase in inventory assets		-32,794	16,912
Increase (decrease) in purchase debts		9,224	-173,401
Increase (decrease) in other liabilities		1,523,341	-1,315,808
Paid director's bonuses		-17,837	-43,025
Subtotal		3,931,823	2,084,698
Interest and dividend received		4,697	41,300
Interest paid		-20,703	-19,020
Payment for damages		—	160,110
Payment of corporate tax, etc.		-1,478,896	-2,498,012
Cash flow from operating activities		2,436,921	-230,923

		Consolidated accounting period in the previous term From January 1, 2004 to December 31, 2004	Consolidated accounting period in this term From January 1, 2005 to December 31, 2005
Item	NOTE number	Amount (Thousand yen)	Amount (Thousand yen)
II Cash flow from investing activities			
Expenditure incurred by deposit of fixed deposit		-97,306	-8
Revenue accrued by repayment of fixed deposit		152,556	697,308
Expenditure incurred by acquisition of tangible fixed assets		-265,189	-417,512
Revenue accrued by sales of tangible fixed assets		—	629,649
Expenditure incurred by acquisition of intangible fixed assets		-1,246,746	-709,762
Revenue accrued by sales of intangible fixed assets		67,234	79,797
Expenditure incurred on acquisition of investment in securities		-2,852,648	-2,514,387
Revenue accrued from sale of investment in securities		4,236,424	886,883
Revenue accrued from redemption of investment in securities		—	277,500
Expenditure incurred on acquisition of investment in subsidiarie's securities		-97,027	-860,295
Revenue accrued from sale of investment in subsidiarie's securities		—	3,330,802
Expenditure incurred by acquisition of stock of new consolidated subsidiary		-935,066	-24,148,128
Amount of decrease resulting from change in scope of consolidation related to merger of subsidiaries		—	-57,265
Acceptance of subsidiaries' funds through stock swap		1,484,323	25,164
Expenditure incurred by loans		-1,148,600	-209,053
Revenue accrued by collection on loans		89,048	112,344
Expenditure incurred on the transfer of business		—	-30,207
Revenue accrued from other investing activities		62,934	612,338
Expenditure incurred by other investing activities		-562,452	-416,267
Cash flow from investing activities		-1,112,515	-22,711,100
III Cash flow from financial activities			
Revenue accrued by short-term loans payable		2,203,000	6,800,000
Expenditure incurred by repayment of short-term loans payable		-169,229	-9,935,800
Revenue accrued by long-term debt		—	14,255,100
Expenditure incurred by repayment of long-term loans payable		-744,002	-9,586,800
Revenue accrued by issue of bonds		—	63,300,000
Expenditure incurred by redemption of debenture		-12,814	-31,625,000
Revenue accrued by issue of stocks		—	9,240
Expenditure incurred by issue of stocks		-18,822	-37,866
Expenditure incurred by issue of bonds		—	-21,126
Revenue incurred by issue of stocks for minority equity		158,137	2,308,573
Revenue or expenditure incurred by acquisition of own stocks		327,859	-223,427
Payment of dividends		-272,822	-362,399
Payment of dividends for minority shareholders		-31,742	-131,722
Cash flow from financial activities		1,439,562	34,748,770

IV Effect of exchange rate changes on cash and cash equivalents		-5,516	9,630
V Net increase in cash and cash equivalents		2,758,451	11,816,377
VI Balance of cash and cash equivalents at the beginning of term		8,524,679	11,319,354
VII Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries		36,222	67,150
VIII Balance of cash and cash equivalents at the end of the term		11,319,354	23,202,882